UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

(Amendment No. 3)

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☐	Preliminary Proxy Statement

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☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

TICC CAPITAL CORP.

(Name of Registrant as Specified in Its Charter)

TPG SPECIALTY LENDING, INC.

T. KELLEY MILLET

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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2016 ANNUAL MEETING OF STOCKHOLDERS

OF

TICC CAPITAL CORP.

PROXY STATEMENT

OF

TPG SPECIALTY LENDING, INC.

T. KELLEY MILLET

This proxy statement (“Proxy Statement”) and accompanying GOLD proxy card are being furnished to the stockholders of TICC Capital Corp., a Maryland corporation (“TICC” or the “Company”), by TPG Specialty Lending, Inc., a Delaware corporation (“TSLX”), in connection with the solicitation of proxies from you, the holders (the “Stockholders”) of common stock, par value $0.01 per share, of the Company (the “Common Stock”), to be exercised at the 2016 annual meeting of Stockholders, including any and all postponements, adjournments, continuations or reschedulings thereof, or any other meeting of Stockholders held in lieu thereof (the “2016 Annual Meeting”). Unless the context requires otherwise, we use the terms “we,” “our” or “us” throughout this Proxy Statement to refer to TSLX. The 2016 Annual Meeting will be held on September 2, 2016 at 10:00 am, Eastern Time, at the offices of Sutherland Asbill & Brennan LLP located at 1114 Avenue of the Americas, 40th Floor, New York, New York 10036. Once TICC publicly discloses such date, TSLX will supplement the enclosed Proxy Statement and the accompanying GOLD proxy card to include such information and file revised definitive proxy materials with the Securities and Exchange Commission (“SEC”).

THIS SOLICITATION IS BEING MADE BY TSLX AND NOT ON

BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY

This solicitation is dated July 14, 2016, and this Proxy Statement and accompanying GOLD proxy card are first being furnished to Stockholders on or about July 15, 2016.

We intend to vote all proxies solicited by us at the 2016 Annual Meeting as follows and to vote proxies in our discretion with respect to such other business as may properly come before the 2016 Annual Meeting:

1. “FOR” the election of TSLX’s nominee, T. Kelley Millet, (the “Nominee”) to serve as a director until the 2019 annual meeting of Stockholders and until his successor is duly elected and qualified;

2. “FOR” the Company’s proposal to amend TICC’s Bylaws (as defined below) to implement a majority vote standard for the election of directors in uncontested elections (the “Bylaws Amendment Proposal”);

3. “FOR” the Company’s proposal to ratify the appointment of PricewaterhouseCoopers LLP to serve as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2016 (the “Accountant Ratification Proposal”);

4. “FOR” TSLX’s proposal to terminate the Investment Advisory Agreement, dated as of July 1, 2011, by and between the Company and TICC Management, LLC (“TICC Management” or the “Existing Adviser”) (such agreement, the “Investment Advisory Agreement”), as contemplated by Section 15(a) of the Investment Company Act of 1940, as amended (the “1940 Act”); and

5. “AGAINST” the Company’s proposal to approve the adjournment of the 2016 Annual Meeting (the “Adjournment Proposal”).

TSLX URGES YOU TO SUBMIT THE GOLD PROXY CARD TO VOTE (1) “FOR” THE ELECTION OF TSLX’S NOMINEE, T. KELLEY MILLET, (2) “FOR” THE BYLAWS AMENDMENT PROPOSAL, (3) “FOR” THE ACCOUNTANT RATIFICATION PROPOSAL, (4) “FOR” TSLX’S PROPOSAL TO TERMINATE THE INVESTMENT ADVISORY AGREEMENT AND (5) “AGAINST” THE ADJOURNMENT PROPOSAL.

TSLX is a specialty finance company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act. TSLX seeks to generate current income primarily through direct originations of senior secured loans and, to a lesser extent, originations of mezzanine and unsecured loans and investments in corporate bonds and equity securities. TSLX leverages the deep investment, sector and operating resources of TPG Special Situations Partners which, with approximately $16 billion of assets under management as of March 31, 2016, is the dedicated special situations and credit platform of TPG, a global private investment firm with approximately $74 billion of assets under management as of March 31, 2016. TSLX is externally managed by TSL Advisers, LLC, a registered investment adviser with the SEC under the 1940 Act.

For additional information concerning TSLX and the other participants in this proxy solicitation, please refer to the information set forth in the section entitled “Information About the Participants.” This Proxy Statement and the GOLD proxy card are first being furnished to Stockholders on or about July 15, 2016.

As set forth in TICC’s proxy statement for the 2016 Annual Meeting, a preliminary copy of which was filed with the SEC on July 8, 2016 (the “TICC Proxy Statement”), the 2016 Annual Meeting will be held on September 2, 2016 at 10:00 am, Eastern Time, at the offices of Sutherland Asbill & Brennan LLP located at 1114 Avenue of the Americas, 40th Floor, New York, New York 10036. Stockholders of record of TICC at the close of business on July 8, 2016 (the “Record Date”) are entitled to notice of, and to vote at, the 2016 Annual Meeting or any adjournment or postponement thereof. Proxies returned by Stockholders who do not hold shares as of the Record Date will not be counted.

The principal executive offices of TICC are located at 8 Sound Shore Drive, Suite 255, Greenwich, Connecticut 06830. Stockholders of record on the Record Date will be entitled to vote at the 2016 Annual Meeting. As of the date of this Proxy Statement, TSLX is the beneficial owner of an aggregate 1,633,719 shares of Common Stock, which represents approximately 3.2% of the shares of Common Stock outstanding, 1,059 of which are also owned of record by TSLX. TSLX intends to hold all of such shares through the Record Date and to vote or cause such shares to be voted “FOR” the election of TSLX’s nominee, Mr. Millet, “FOR” the Bylaws Amendment Proposal, “FOR” the Accountant Ratification Proposal, “FOR” TSLX’s proposal to terminate the Investment Advisory Agreement and “AGAINST” the Adjournment Proposal. In order to be eligible to make nominations for election to the board of directors of TICC (the “Board”), a Stockholder and its proposed nominee must comply with the advance notice and other provisions of Article II, Section 11 of the Company’s Second Amended and Restated Bylaws (the “Bylaws”). TSLX timely submitted a notice of nomination and related documentation to TICC on February 3, 2016.

TSL Advisers, LLC, in its capacity as an investment adviser to TSLX, holds voting and dispositive power over, and may be deemed to be the beneficial owner of, all of the shares of Common Stock held by TSLX. TSSP HoldCo Management, LLC is the managing member of TSL Advisers, LLC and, as a result, may be deemed to be the beneficial owner of all of the shares of Common Stock held by TSLX. TSSP HoldCo Management, LLC is managed by its board of directors, whose members are Messrs. David Bonderman, James Coulter and Alan Waxman. Any decision or determination by the board of directors of TSSP HoldCo Management, LLC requires unanimous approval of the directors in attendance once a quorum is established. Messrs. Bonderman, Coulter and Waxman may also be deemed to be the beneficial owners of all of the shares of Common Stock held by TSLX. As of the date of this Proxy Statement, the Nominee owns no shares of Common Stock, either beneficially or of record.

We are soliciting your support to elect our Nominee at the 2016 Annual Meeting. In our view, the Board, as currently composed, has not taken, and is not capable of taking, the necessary steps to enhance Stockholder value. We believe our Nominee has the experience, qualifications and commitment necessary to represent the best interests of Stockholders. We urge all Stockholders to support us in this effort by voting “FOR” our Nominee.

We are also soliciting your support to terminate the Investment Advisory Agreement because, among other reasons described herein, we have lost confidence in the Existing Adviser given the Company’s significant underperformance. In our view, the market will not fully value the Company so long as TICC Management remains the Company’s investment adviser. We urge all Stockholders to support us in this effort by voting “FOR” our proposal to terminate the Investment Advisory Agreement.

THIS SOLICITATION IS BEING MADE BY TSLX AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF TICC. TSLX IS NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE 2016 ANNUAL MEETING. SHOULD OTHER MATTERS BE BROUGHT BEFORE THE 2016 ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

WHETHER OR NOT YOU INTEND TO ATTEND THE 2016 ANNUAL MEETING, YOUR PROMPT ACTION IS IMPORTANT. MAKE YOUR VIEWS CLEAR TO THE COMPANY BY MARKING, SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD TODAY.

SUBMISSION OF YOUR PROXY IS IMPORTANT, NO MATTER HOW MANY SHARES OF COMMON STOCK YOU OWN.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY TICC, NEXPOINT ADVISORS, L.P. (“NEXPOINT”), OR ANY OTHER PERSON, YOU MAY REVOKE THAT PROXY BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. IF YOUR SHARES OF COMMON STOCK ARE HELD IN YOUR OWN NAME, YOU MAY REVOKE YOUR PROXY BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER-DATED PROXY FOR THE 2016 ANNUAL MEETING TO TSLX, C/O MACKENZIE PARTNERS, INC., WHICH IS ASSISTING IN THIS SOLICITATION, OR TO TICC, OR BY VOTING IN PERSON AT THE 2016 ANNUAL MEETING. ATTENDANCE AT THE ANNUAL MEETING WILL NOT, BY ITSELF, REVOKE A PROPERLY EXECUTED PROXY. IF YOU HOLD YOUR SHARES OF COMMON STOCK IN STREET NAME WITH A BANK, BROKERAGE FIRM, DEALER, TRUST COMPANY OR OTHER NOMINEE, PLEASE FOLLOW THE VOTING INSTRUCTIONS PROVIDED BY THE HOLDER OF YOUR COMMON STOCK REGARDING HOW TO REVOKE YOUR PROXY.

IMPORTANT VOTING INFORMATION

If your shares of Common Stock are held in your own name, please authorize a proxy to vote by marking, signing and dating the enclosed GOLD proxy card and returning it in the postage-paid envelope provided to you by us or follow the instructions located on the GOLD proxy card to authorize a proxy by telephone or Internet.

If you hold your shares of Common Stock in street name with a bank, brokerage firm, dealer, trust company or other nominee, only they can exercise your right to vote with respect to your shares of Common Stock and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other nominee to ensure that a GOLD proxy card is submitted on your behalf. Please follow the instructions to authorize a proxy to vote on the enclosed GOLD proxy card provided to you by us. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by telephone or Internet, instructions will be included with the enclosed GOLD proxy card. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of those instructions to us, c/o MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by email at TPG@mackenziepartners.com, so that we may be aware of all instructions given and can attempt to ensure that such instructions are followed.

THE ELECTION OF THE NOMINEE IS, IN OUR VIEW, AN IMPORTANT STEP IN ENSURING THAT YOU HAVE A BOARD THAT WE BELIEVE WILL, CONSISTENT WITH ITS DUTIES, EXERCISE INDEPENDENT JUDGMENT, ACT IN YOUR BEST INTERESTS AND PROMPTLY EXPLORE ALL ALTERNATIVES FOR MAXIMIZING STOCKHOLDER VALUE, WHICH MAY INCLUDE SELLING TICC TO TSLX, SELLING TICC TO A THIRD PARTY OR REMAINING INDEPENDENT.

WE ARE NOT SOLICITING PROXIES TO APPROVE A SALE TRANSACTION INVOLVING TICC. YOUR VOTE FOR THE ELECTION OF THE INDEPENDENT CANDIDATE NOMINATED BY US DOES NOT OBLIGATE YOU OR THE NOMINEE TO APPROVE ANY SUCH SALE.

PLEASE DO NOT RETURN ANY WHITE (OR OTHER COLOR) PROXY CARD YOU MAY RECEIVE FROM THE COMPANY OR NEXPOINT OR OTHERWISE AUTHORIZE ANY OTHER PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2016 ANNUAL MEETING, NOT EVEN AS A SIGN OF PROTEST. IF YOU HAVE ALREADY RETURNED A WHITE (OR OTHER COLOR) PROXY CARD TO THE COMPANY OR NEXPOINT OR OTHERWISE AUTHORIZED ANY OTHER PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2016 ANNUAL MEETING, IT IS NOT TOO LATE TO CHANGE YOUR VOTE. TO REVOKE YOUR PRIOR PROXY AND CHANGE YOUR VOTE, SIMPLY MARK, SIGN AND DATE THE ENCLOSED GOLD PROXY CARD AND RETURN IT IN THE POSTAGE-PAID ENVELOPE PROVIDED OR FOLLOW THE INSTRUCTIONS LOCATED ON THE GOLD PROXY CARD TO AUTHORIZE A PROXY BY TELEPHONE OR INTERNET. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED.

Only Stockholders of record on the Record Date are entitled to receive notice of and vote at the 2016 Annual Meeting.

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MacKenzie Partners, Inc. is assisting TSLX with its effort to solicit proxies. If you have any questions or require assistance in authorizing a proxy or voting your shares of Common Stock, please contact:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

CALL TOLL FREE (800) 322-2885

TPG@mackenziepartners.com

It is important that your shares of Common Stock be represented and voted at the 2016 Annual Meeting. Accordingly, regardless of whether you plan to attend the 2016 Annual Meeting in person, please mark, sign, date and return the GOLD proxy card that has been provided to you by us (and NOT the WHITE (or other color) proxy card that may have been provided to you by the Company or NexPoint or any other proxy card or form that may be provided to you) and authorize a proxy to vote “FOR” the election of TSLX’s nominee, Mr. Millet, “FOR” the Bylaws Amendment Proposal, “FOR” the Accountant Ratification Proposal, “FOR” TSLX’s proposal to terminate the Investment Advisory Agreement and “AGAINST” the Adjournment Proposal.

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QUESTIONS AND ANSWERS RELATING TO THIS PROXY STATEMENT

The following are some of the questions you may have as a Stockholder, as well as the answers to those questions. The following is not a substitute for the information contained elsewhere in this Proxy Statement, and the information contained below is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this Proxy Statement. We urge you to read this Proxy Statement carefully and in its entirety.

Who is making this solicitation?

TSLX, a Delaware corporation, is a specialty finance company that has elected to be regulated as a BDC under the 1940 Act. TSLX seeks to generate current income primarily through direct originations of senior secured loans and, to a lesser extent, originations of mezzanine and unsecured loans and investments in corporate bonds and equity securities. TSLX leverages the deep investment, sector and operating resources of TPG Special Situations Partners which, with approximately $16 billion of assets under management as of March 31, 2016, is the dedicated special situations and credit platform of TPG, a global private investment firm with approximately $74 billion of assets under management as of March 31, 2016.

TSLX is making this solicitation of proxies for the election of the Nominee and to approve a proposal to terminate the Investment Advisory Agreement. For more information regarding TSLX and the other participants in the solicitation, please see Annex A.

What are we asking you to vote for?

We are asking you to vote on the following matters at the 2016 Annual Meeting:

1. The election of TSLX’s nominee, T. Kelley Millet, to serve as a director until the 2019 annual meeting of Stockholders and until his successor is duly elected and qualified;

2. The Company’s proposal to amend TICC’s Bylaws to implement a majority vote standard for the election of directors in uncontested elections;

3. The Company’s proposal to ratify the appointment of PricewaterhouseCoopers LLP to serve as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2016;

4. TSLX’s proposal to terminate the Investment Advisory Agreement; and

5. The Company’s proposal to approve the adjournment of the 2016 Annual Meeting.

TSLX URGES YOU TO SUBMIT THE GOLD PROXY CARD TO VOTE (1) “FOR” THE ELECTION OF TSLX’S NOMINEE, T. KELLEY MILLET, (2) “FOR” THE BYLAWS AMENDMENT PROPOSAL, (3) “FOR” THE ACCOUNTANT RATIFICATION PROPOSAL, (4) “FOR” TSLX’S PROPOSAL TO TERMINATE THE INVESTMENT ADVISORY AGREEMENT AND (5) “AGAINST” THE ADJOURNMENT PROPOSAL.

Please refer to the sections entitled “Proposal No. 1: Election of Director,” “Proposal No. 2: The Company’s Proposal to Amend the Bylaws,” “Proposal No. 3: The Company’s Proposal to Ratify the Appointment of PricewaterhouseCoopers LLP,” “Proposal No. 4: TSLX’s Proposal to Terminate the Investment Advisory Agreement” and “Proposal No. 5: The Company’s Proposal to Approve the Adjournment of the 2016 Annual Meeting” for a more complete description of these proposals.

Why are we soliciting your proxy?

We are soliciting your support to elect our Nominee at the 2016 Annual Meeting. In our view, the Board, as currently composed, has not taken, and is not capable of taking, the necessary steps to enhance Stockholder value. We believe our Nominee has the experience, qualifications and commitment necessary to represent the best interests of Stockholders. We urge all Stockholders to support us in this effort by voting “FOR” our Nominee.

We are also soliciting your support to terminate the Investment Advisory Agreement because, among other reasons described herein, we have lost confidence in the Existing Adviser given the Company’s significant underperformance. In our view, the market will not fully value the Company so long as TICC Management remains the Company’s investment adviser. We urge all Stockholders to support us in this effort by submitting a proxy to vote “FOR” our proposal to terminate the Investment Advisory Agreement.

Who is the Nominee?

We are proposing that T. Kelley Millet be elected as director of the Company to serve on the Board until the 2019 annual meeting of Stockholders and until his successor is duly elected and qualified.

Set forth below is a brief discussion of the specific experience, qualifications, attributes or skills that led to our determining that the Nominee should serve as a director for the Company as of the date hereof, in light of the Company’s business and structure. This information has been furnished to us by the Nominee. Additional information about the Nominee can also be found in Annex A.

Name and Business Address	Age	Principal Occupation for Past Five Years and Directorships
T. Kelley Millet 1 William Street, New York, New York 10004	56	T. Kelley Millet is the Chief Executive Officer (“CEO”), Vice Chairman, Treasurer and member of the board of directors of Banca IMI Securities Corp., a provider of banking and brokerage services to institutional investors. In addition, Mr. Millet currently serves on the board of directors of Investment Technology Group, Inc., where he is also a member of the Audit, Capital and Technology Committees. From 2012 until 2016, Mr. Millet served on the board of The Mutual Fund Store, a provider of personalized financial planning and money management services. From 2013 to 2014, Mr. Millet served as a consultant to Investment Technology Group, Inc.’s CEO and board of directors. Previously, (a) from 2012 until 2013, Mr. Millet served as Co-President, Partner and a member of the board of directors of Pierpont Securities LLC, a fixed income broker-dealer, (b) from 2011 until 2012, Mr. Millet was CEO and a member of the board of directors of the broker-dealer, Cortview Capital Holdings Inc. and (c) from 2006 until 2011, Mr. Millet served as President and as a member of the board of directors of MarketAxess Holdings Inc., a publicly-traded company that operates an electronic fixed income trading platform. Prior to MarketAxess Holdings Inc., Mr. Millet was Global Head of Capital Markets and Credit Trading at Bear Stearns & Co. Inc. from 2001 through 2006. From 1982 to 2001, Mr. Millet held a variety of positions at JPMorgan Chase & Co., which culminated in his appointment as Managing Director, Head of Global Syndicate and Capital Markets. Mr. Millet received a B.A. from Amherst College. Mr. Millet’s significant experience as a senior executive coupled with his extensive financial expertise and public company board experience well qualifies him for service on the Board.

The Board is currently composed of five directors—two interested directors and three independent directors. One of the independent directors, Tonia L. Pankopf, is up for election at the 2016 Annual Meeting. TSLX, through this Proxy Statement, is soliciting proxies to elect Mr. Millet to serve as a director to replace Ms. Pankopf.

We are not seeking control of the Board at the 2016 Annual Meeting. If elected, the Nominee will constitute a minority of the directors and will not alone be able to adopt resolutions or otherwise cause the Board to act.

However, the Nominee expects to be able to actively engage other Board members in full discussion of the issues facing the Company and resolve them together. By utilizing his experience and working constructively with Board members, the Nominee believes he can effect positive change at the Company.

The corporate governance guidelines of the Company provide that determinations of independence shall be made in accordance with the criteria for independence required by the NASDAQ Stock Market. The following information regarding director independence has also been reproduced from the TICC Proxy Statement:

In accordance with rules of the NASDAQ Stock Market, our Board of Directors annually determines each director’s independence. We do not consider a director independent unless our Board of Directors has determined that he or she has no material relationship with us. We monitor the relationships of our directors and officers through a questionnaire each director completes no less frequently than annually and updates periodically as information provided in the most recent questionnaire changes.

In order to evaluate the materiality of any such relationship, our Board of Directors uses the definition of director independence set forth in the rules promulgated by the NASDAQ Stock Market. Rule 5605(a)(2) provides that a director of a business development company (“BDC”), shall be considered to be independent if he or she is not an “interested person” of TICC, as defined in Section 2(a)(19) of the 1940 Act.

Based on the information furnished by the Nominee, TSLX believes that the Nominee is independent and is not an interested person under such standards and TSLX has no knowledge of any facts that would prevent a determination that the Nominee is independent or is not an interested person under such standards.

You should refer to the TICC Proxy Statement for the name, background, qualifications and other information concerning the Company’s nominee.

Who can vote at the 2016 Annual Meeting?

Holders of record of shares of Common Stock at the close of business on the Record Date will be entitled to vote at the 2016 Annual Meeting. Stockholders as of the Record Date are entitled to cast one vote for as many individuals as there are directors to be elected at the 2016 Annual Meeting and to cast one vote on each other matter presented at the 2016 Annual Meeting for each share of Common Stock held on the Record Date. Stockholders may not cumulate their votes in the election of directors. It is anticipated that the definitive copy of the TICC Proxy Statement that will be filed with the SEC will state the number of shares of Common Stock issued and outstanding as of the Record Date.

How do proxies work?

TSLX is asking you to appoint Joshua Easterly and Ian Simmonds, and each of them, as your proxy holders to vote your shares of Common Stock at the 2016 Annual Meeting. You may authorize a proxy by (1) marking, signing and dating the enclosed GOLD proxy card and returning it in the enclosed postage-paid envelope or (2) telephone or Internet by following the instructions located on the GOLD proxy card. Submitting your proxy means you authorize the proxy holders to vote your shares at the 2016 Annual Meeting, according to the directions you provide. Whether or not you are able to attend the 2016 Annual Meeting, you are urged to mark, sign and date the enclosed GOLD proxy card and return it in the enclosed postage-paid envelope or follow the instructions located on the GOLD proxy card to authorize a proxy by telephone or Internet. All valid proxies received prior to the 2016 Annual Meeting will be voted. Proxies returned by Stockholders who do not hold shares as of the Record Date will not be counted. If you specify a choice with respect to any item by marking the appropriate box on the proxy, your shares of Common Stock will be voted in accordance with that specification. IF NO SPECIFICATION IS MADE, BUT YOU SIGN AND RETURN THE ENCLOSED GOLD PROXY CARD, YOUR SHARES OF COMMON STOCK WILL BE VOTED (1) “FOR” THE ELECTION OF TSLX’S NOMINEE, T. KELLEY MILLET, (2) “FOR” THE BYLAWS AMENDMENT PROPOSAL, (3) “FOR” THE ACCOUNTANT RATIFICATION PROPOSAL, (4) “FOR” TSLX’S PROPOSAL TO TERMINATE THE INVESTMENT ADVISORY AGREEMENT AND (5) “AGAINST” THE ADJOURNMENT PROPOSAL.

We do not know of any other matters to be presented for approval by Stockholders at the 2016 Annual Meeting. Unless you indicate otherwise on the GOLD proxy card or through the telephone or Internet voting procedures, your appointment also authorizes your proxy holders to vote your shares of Common Stock in their discretion on any matters that may be properly presented for action by Stockholders at the 2016 Annual Meeting.

What do I need to attend the 2016 Annual Meeting?

The 2016 Annual Meeting, will be held on September 2, 2016 at 10:00 am, Eastern Time, at the offices of Sutherland Asbill & Brennan LLP located at 1114 Avenue of the Americas, 40th Floor, New York, New York 10036. If you are a Stockholder of record, your name will be verified against the list of Stockholders of record prior to admittance to the 2016 Annual Meeting. If you are a beneficial owner, you must provide proof of beneficial ownership on the Record Date, such as a brokerage account statement showing that you owned your shares of Common Stock as of the Record Date, a copy of the voting instruction form provided by your bank, brokerage firm, dealer, trust company or other nominee, or other similar evidence of ownership. You do not need to attend the 2016 Annual Meeting to vote. Even if you plan to attend the 2016 Annual Meeting, please authorize your vote in advance as instructed in this Proxy Statement.

What if I previously returned a GOLD proxy card?

TSLX mailed its definitive proxy statement, together with the accompanying GOLD proxy card, to TICC stockholders on or about June 20, 2016, before TICC had filed its preliminary proxy for the 2016 Annual Meeting. Because TSLX did so before the filing of TICC’s preliminary proxy statement, TSLX’s June 20 proxy statement and accompanying proxy card did not include the Bylaws Amendment Proposal as TSLX was unaware at that time, and had no reason to believe, that it would be presented at the 2016 Annual Meeting, particularly since the TICC Board has the exclusive power to amend TICC’s Bylaws.

TSLX determined to proceed with its June mailing in light of TICC’s significant delays in filing its preliminary proxy statement, setting a record date and announcing the meeting date this year as compared to the dates by which it took such actions in each prior year of its existence. TICC has historically filed its proxy statement by the end of April and never later than May 18. In addition, this year will be the first year since TICC’s inception in 2003 that the annual meeting will be held later than June 18. Notably, during the period from April 29 (the latest date that TICC had ever set its record date for any prior annual meeting before this year) through the July 8, 2016 Record Date for the 2016 Annual Meeting, despite having not purchased TICC shares in the last four years, Jonathan H. Cohen, Saul B. Rosenthal and Charles M. Royce, insiders with a significant financial stake in TICC Management, purchased 726,106, 726,106 and 363,053 shares of TICC common stock, respectively, in 27 separate purchases.

Now, after this substantial delay, TICC has stated in its proxy statement that it may challenge votes on the proxy cards that we distributed on June 20, 2016. Put simply, we believe TICC’s claims are without merit. According to our Maryland counsel, Venable LLP, any proxy cards distributed by us on June 20, 2016 and returned by holders of TICC common stock as of the Record Date and not revoked are valid under the Maryland General Corporation Law and TSLX intends to have its proxy holders exercise those proxies at the 2016 Annual Meeting. However, TSLX has determined that it will not have its proxy holders exercise their discretionary authority under such proxies with respect to the Bylaws Amendment Proposal.

Any stockholder who previously returned the June 20 proxy card and wishes to grant a proxy with respect to the Bylaws Amendment Proposal should sign, date and return the enclosed GOLD proxy card or authorize a proxy over the Internet or by telephone in the manner provided on the enclosed GOLD proxy card. The enclosed GOLD proxy card includes the Bylaws Amendment Proposal as well as the other four proposals. Please note that only the latest dated proxy you submit will be counted.

What is the quorum requirement for the 2016 Annual Meeting?

A quorum must be present at the 2016 Annual Meeting for any business to be conducted. The presence at the 2016 Annual Meeting, in person or by proxy, of the holders of a majority of the shares of Common Stock outstanding on the Record Date will constitute a quorum. Abstentions and broker non-votes (as defined below), if any, will be counted as shares present for purposes of determining whether a quorum exists for the transaction of business. However, abstentions and broker non-votes are not counted as votes cast.

What is a broker non-vote?

A broker non-vote is a vote that is not cast on a non-routine matter or on a matter that is the subject of a contested solicitation because the shares entitled to cast the vote are held in street name, the broker lacks discretionary authority to vote the shares and the broker has not received voting instructions from the beneficial owner. Given the contested nature of the 2016 Annual Meeting, for any accounts to which brokers deliver competing sets of proxy materials, the rules governing the brokers’ discretionary authority will not permit such brokers to exercise discretionary authority regarding any proposal to be voted on at the 2016 Annual Meeting. Accordingly, if you hold your shares of Common Stock in street name with a bank, brokerage firm, dealer, trust company or other nominee, they can only exercise your right to vote with respect to any proposal to be voted on at the 2016 Annual Meeting if they receive instructions from you.

If your shares are held of record by a bank, brokerage firm, dealer, trust company or other nominee, we urge you to give instructions to your bank, brokerage firm, dealer, trust company or other nominee as to how you wish your shares to be voted so you may participate in the stockholder voting on the important matters to be presented at the 2016 Annual Meeting.

What vote is required to elect the Nominee?

The election of a director requires the affirmative vote of a plurality of the votes cast at the 2016 Annual Meeting in person or by proxy. Stockholders may not cumulate their votes. This means that the nominee who receives the greatest number of “FOR” votes cast will be elected. Neither broker non-votes nor votes marked “WITHHOLD AUTHORITY” will have an effect on the result of the vote.

What vote is required to approve TSLX’s Proposal to Terminate the Investment Advisory Agreement?

The approval of TSLX’s proposal to terminate the Investment Advisory Agreement requires the affirmative vote of “a majority of the Company’s outstanding voting securities” entitled to vote at the 2016 Annual Meeting, as defined under the 1940 Act. For purposes of approval of TSLX’s proposal to terminate the Investment Advisory Agreement, “a majority of the Company’s outstanding voting securities” is the lesser of: (i) 67% or more of the shares of Common Stock present at the 2016 Annual Meeting, if the holders of more than 50% of the outstanding shares of Common Stock are present or represented by proxy or (ii) more than 50% of the outstanding shares of Common Stock. Abstentions and broker non-votes, if any, will have the same effect as a vote “AGAINST” this proposal.

What vote is required to approve the other proposals described in this Proxy Statement?

The approval of the Bylaws Amendment Proposal requires the affirmative vote of a majority of the votes cast at the 2016 Annual Meeting in person or by proxy on the proposal. Abstentions and broker non-votes, if any, will not be included in determining the number of votes cast and, as a result, will have no effect on this proposal.

The approval of the Accountant Ratification Proposal requires the affirmative vote of a majority of the votes cast at the 2016 Annual Meeting in person or by proxy on the proposal. Abstentions and broker non-votes, if any, will not be included in determining the number of votes cast and, as a result, will have no effect on this proposal.

The approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast at the 2016 Annual Meeting in person or by proxy. Abstentions and broker non-votes, if any, will not be included in determining the number of votes cast and, as a result, will have no effect on this proposal.

If other matters are properly brought before the 2016 Annual Meeting, the vote required will be determined in accordance with applicable law, the NASDAQ Listing Rules and the Company’s Charter and Bylaws, as applicable.

What should I do in order to vote for the Nominee and the other proposals?

If your shares of Common Stock are held of record in your own name, please authorize a proxy to vote by marking, signing and dating the enclosed GOLD proxy card and returning it in the postage-paid envelope provided to you by us or follow the instructions on the GOLD proxy card to authorize a proxy by telephone or Internet.

If you hold your shares of Common Stock in street name with a bank, brokerage firm, dealer, trust company or other nominee, only they can exercise your right to vote with respect to your shares of Common Stock. Accordingly, it is critical that you promptly give instructions to your bank, brokerage firm, dealer, trust company or other nominee to ensure that a GOLD proxy card is submitted on your behalf. Please follow the instructions to authorize a proxy to vote provided on the enclosed GOLD proxy card. If your bank, brokerage firm, dealer, trust company or other nominee provides for voting instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed GOLD proxy card. We urge you to confirm your instructions in writing to the person responsible for your account and provide a copy of those instructions to us, c/o MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by email at TPG@mackenziepartners.com so that we may be aware of all instructions given and can attempt to ensure that such instructions are followed.

YOUR VOTE IS VERY IMPORTANT. If you do not plan to attend the 2016 Annual Meeting, we encourage you to read this Proxy Statement and mark, sign and date your GOLD proxy card and return it in the enclosed postage-paid envelope, or follow the instructions located on your GOLD proxy card to authorize a proxy by telephone or Internet prior to the 2016 Annual Meeting so that your shares of Common Stock will be represented and voted in accordance with your instructions. Even if you plan to attend the 2016 Annual Meeting in person, we recommend that you authorize a proxy to vote your shares of Common Stock in advance as described above so that your vote will be counted if you later decide not to attend the 2016 Annual Meeting. To ensure that your vote is counted, please remember to authorize a proxy to vote your shares.

What does it mean if I receive more than one GOLD proxy card at or about the same time?

It generally means you hold shares registered in more than one account. In order to authorize a proxy to vote all of your shares, please mark, sign, date and return each GOLD proxy card or, if you authorize a proxy by telephone or Internet, please authorize a proxy for each GOLD proxy card you receive.

What is the deadline for submitting proxies?

(a) Internet:    Proxies submitted electronically via the Internet must be received by 11:59 p.m. Eastern Time on the day before the 2016 Annual Meeting.

(b) Telephone:    Proxies submitted electronically by telephone must be received by 11:59 p.m. Eastern Time on the day before the 2016 Annual Meeting.

(c) Mail:    Proxies submitted by mail via written proxy must be returned in sufficient time to be received and counted prior to the closing of the polls at the 2016 Annual Meeting.

(d) In Person:    All Stockholders of record as of the Record Date will be entitled to vote in person at the 2016 Annual Meeting. If you hold your shares of Common Stock in street name with a bank, brokerage firm, dealer, trust company or other nominee, you will need to request a “legal proxy” from such entity to vote in person at the 2016 Annual Meeting, a process which you must initiate and which may take several days.

How do I revoke a proxy?

Any Stockholder has the power to revoke a previously authorized proxy at any time before it is exercised. If you are a registered holder of Common Stock, you may revoke a previously authorized proxy by:

•	authorizing a proxy over the Internet or by telephone at a later time in the manner provided on the enclosed GOLD proxy card, the Company’s WHITE (or other color) proxy card or any other later-dated proxy;

•	marking, signing, dating and returning the enclosed GOLD proxy card, the Company’s WHITE (or other color) proxy card or any other later-dated proxy in the postage-paid envelope provided;

•	of revocation to the Company, c/o Bruce L. Rubin, Corporate Secretary, 8 Sound Shore Drive, Suite 225, Greenwich, Connecticut 06830; or

•	attending the 2016 Annual Meeting and voting in person.

Please note, however, that only your last-dated proxy will count. Any proxy may be revoked at any time prior to its exercise at the 2016 Annual Meeting as described in this Proxy Statement. Attending the 2016 Annual Meeting alone without taking one of the actions above will not revoke your proxy.

In addition, please note that if you submit, or have already submitted, a WHITE (or other color) proxy card you may revoke it at any time by submitting a later-dated GOLD proxy card.

Stockholders who hold their shares of Common Stock in street name with a bank, brokerage firm, dealer, trust company or other nominee will need to notify the person responsible for their account to revoke or withdraw previously given instructions. Unless revoked in the manner set forth above and subject to the foregoing, duly authorized proxies in the form enclosed will be voted at the 2016 Annual Meeting in accordance with your instructions. We request that a copy of any revocation sent to the Company or any revocation notification sent to the person responsible for a bank or brokerage account also be sent to us, c/o MacKenzie Partners, Inc., at the address listed above, so that we may be aware of any revocation of a proxy.

PLEASE DO NOT RETURN ANY WHITE (OR OTHER COLOR) PROXY CARD YOU MAY RECEIVE FROM THE COMPANY OR NEXPOINT OR OTHERWISE AUTHORIZE A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2016 ANNUAL MEETING, NOT EVEN AS A SIGN OF PROTEST. IF YOU HAVE ALREADY RETURNED A WHITE (OR OTHER COLOR) PROXY CARD TO THE COMPANY OR NEXPOINT OR OTHERWISE AUTHORIZED A PROXY TO VOTE YOUR SHARES OF COMMON STOCK AT THE 2016 ANNUAL MEETING, IT IS NOT TOO LATE TO CHANGE YOUR VOTE. TO REVOKE YOUR PRIOR PROXY AND CHANGE YOUR VOTE, SIMPLY MARK, SIGN AND DATE THE ENCLOSED GOLD PROXY CARD AND RETURN IT IN THE POSTAGE-PAID ENVELOPE PROVIDED OR USE THE GOLD PROXY CARD TO AUTHORIZE A PROXY BY TELEPHONE OR INTERNET. ONLY YOUR LATEST DATED PROXY WILL BE COUNTED.

Who is paying for the solicitation on behalf of TSLX?

TSLX will pay all costs of the solicitation of proxies on behalf of TSLX and the other participants described in the section entitled “Information About the Participants.” If the Nominee is elected, TSLX may seek reimbursement of those costs from the Company, subject to any restrictions based on applicable law or in the Company’s Charter or Bylaws.

Whom should I call if I have any questions about the solicitation?

If you have any questions, or need assistance in voting your shares of Common Stock, please call our proxy solicitor, MacKenzie Partners, Inc., toll-free at (800) 322-2885 or contact MacKenzie Partners, Inc. by email at TPG@mackenziepartners.com.

SUBMISSION OF YOUR PROXY IS IMPORTANT, NO MATTER HOW MANY SHARES YOU OWN. TSLX URGES YOU TO MARK, SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD TODAY TO VOTE (1) “FOR” THE ELECTION OF TSLX’S NOMINEE, T. KELLEY MILLET, (2) “FOR” THE BYLAWS AMENDMENT PROPOSAL, (3) “FOR” THE ACCOUNTANT RATIFICATION PROPOSAL, (4) “FOR” TSLX’S PROPOSAL TO TERMINATE THE INVESTMENT ADVISORY AGREEMENT AND (5) “AGAINST” THE ADJOURNMENT PROPOSAL.

Important Notice Regarding the Availability of Proxy Materials

for the 2016 Annual Meeting:

The proxy materials are available at http://www.stockholderdocs.com/tpg

BACKGROUND OF THE SOLICITATION

As part of the continuous evaluation and planning of its business, TSLX regularly considers a variety of strategic options, including acquisitions. In the course of this ongoing evaluation process, TSLX recognized the opportunity to leverage its expertise in sourcing, underwriting and asset management across credit disciplines to the advantage of both TSLX and target stockholders through mergers or other combinations and, in this respect, has considered from time to time an acquisition of various participants in its industry, including TICC.

On August 4, 2015, TICC issued a press release announcing that members of TICC Management had entered into an agreement with Benefit Street Partners L.L.C. (“BSP”), pursuant to which an affiliate of BSP would acquire TICC Management and enter into a new investment advisory agreement with TICC Management (the “New Advisory Agreement”) on the same terms as the Investment Advisory Agreement, subject to approval at a special meeting of Stockholders (the “Special Meeting”). In connection with this sale, BSP also proposed to expand the size of the Board to accommodate the addition of four new independent directors selected by BSP for election at the Special Meeting and to replace the two existing interested directors on the Board with affiliates of BSP.

From August 5 to August 24, 2015, TSLX acquired 1,633,660 shares of Common Stock through purchases in the open market, which represented 2.72% of the number of shares of Common Stock outstanding as of August 6, 2015 and 3.2% of the number of shares of Common Stock outstanding as of the date of this Proxy Statement.2

On August 11, 2015, according to a press release issued on August 19, NexPoint proposed to the Board that it be selected as a replacement for the Existing Adviser instead of the BSP affiliate. According to TICC’s proxy statement for the Special Meeting, following receipt of NexPoint’s proposal, the Board formed a special committee consisting of TICC’s three independent directors (the “Special Committee”) in order to evaluate NexPoint’s proposal.

On September 3, 2015, TICC rejected NexPoint’s proposal and instead announced that BSP had agreed to revise the New Advisory Agreement to provide for lower fees and other commitments.

On September 10, 2015, Joshua Easterly, Co-Chief Executive Officer and Chairman of the board of directors of TSLX, called Steven Novak, the Chairman of the Special Committee, to convey TSLX’s interest in acquiring TICC. Prior to September 2015, TSLX had not proactively initiated contact with TICC with respect to any potential transaction between the parties. Following the call, Mr. Easterly delivered to the Special Committee a letter setting forth a non-binding proposal for TSLX to acquire TICC in an all-stock transaction that would result in Stockholders receiving a number of shares of TSLX common stock that would result in Stockholders receiving $7.50 in market value per share as of the signing date of a definitive agreement. On September 16, 2015, TSLX issued a press release publicizing this proposal.

On September 15, 2015, after requesting only background information based on publicly available information from TSLX, Mr. Novak called Mr. Easterly to convey that TICC was not interested in pursuing TSLX’s proposal and that the Special Committee would continue to support the BSP transaction.

[2]	On March 31, 2016, TSLX also received 59 shares of Common Stock through TICC’s dividend reinvestment plan (“DRIP”) with respect to certain of its shares. The DRIP automatically reinvests stockholders’ cash distributions in shares of Common Stock unless such holders opt out and elect to receive cash. TSLX’s election to receive cash for the March 31, 2016 dividend for those shares was not processed sufficiently in advance of the dividend record date. TSLX has determined that it will not vote these 59 shares at the 2016 Annual Meeting.

Also on September 15, 2015, NexPoint announced in a press release its intention to nominate a competing slate of six directors for election and to solicit proxies to vote against the proposals at the Special Meeting.

On October 8, 2015, after TICC refused to confirm that NexPoint’s slate would be placed on the ballot, NexPoint filed a request for a preliminary injunction in the U.S. District Court for the District of Connecticut (the “District Court”).

On October 23, 2015, the District Court issued a ruling (i) enjoining the Special Meeting from being held as scheduled on October 27, 2015, (ii) finding that TICC had likely violated federal securities laws by failing to disclose the amount of payments to be made under the BSP deal to its interested directors and requiring new disclosure from TICC to mitigate this failure and (iii) finding that NexPoint was not entitled to nominate a slate at the Special Meeting.

On November 2, 2015, TSLX revised its non-binding proposal such that Stockholders would receive a number of shares of TSLX stock that would result in their receiving 90% of TICC’s net asset value (“NAV”) per share as of the date of an agreement (i.e., $7.74 per share based on the then latest available NAV).

On December 2 and 3, 2015, respectively, NexPoint appealed to the United States Court of Appeals for the Second Circuit and sought a stay from the District Court for the duration of its appeal. On December 4, 2015, TICC nonetheless announced that the Special Meeting would be held on December 22, 2015.

On December 9, 2015, the District Court denied NexPoint’s motion for a stay, allowing the Special Meeting to proceed as rescheduled.

On December 22, 2015, the Special Meeting was held, with 63.6% of TICC’s shares present and voting. Despite beginning their solicitation in early September 2015, TICC was only able to garner the support of approximately 34.5% of all outstanding TICC shares for the BSP proposal—and as a result the proposal did not pass.

For the next several weeks, despite a clear mandate for change, TICC failed to engage with TSLX and failed to take any actions to improve the status quo. As a result, on February 3, 2016, TSLX delivered a notice to the Company nominating Mr. Millet for election as a director at the 2016 Annual Meeting. The notice also stated TSLX’s intent to bring a proposal before the 2016 Annual Meeting to terminate the Investment Advisory Agreement. The following morning, TSLX issued a press release announcing the same. TSLX submitted this notice to the Company because we believe that the Company can and should do significantly more to improve its performance and generate value for all Stockholders.

On February 8, 2016, NexPoint issued a press release announcing the nomination of its own director candidate for election at the 2016 Annual Meeting.

On March 9, 2016, TICC announced its entry into a new investment advisory fee waiver arrangement with TICC Management and also named Mr. Novak as Chairman of the Board. On March 17, 2016, TSLX issued a press release responding to these announcements.

On April 22, 2016, at the invitation of TICC’s Chairman, Mr. Millet met with TICC’s independent directors to discuss the Company, its prospects and strategy, and to ask questions of those present about their views of the Company’s prospects, strategy and strategic alternatives.

On May 2, 2016, in anticipation of the release of the Company’s earnings for the first quarter of 2016, TSLX issued a press release raising fundamental questions about the future of TICC.

On May 17, 2016, TSLX sent a letter to the independent members of the Board questioning recent actions taken by members of the Board that TSLX believes to have been self-interested, which was filed with the SEC on the same day.

On June 7, 2016, TSLX sent a letter to the Chairman of the Board in response to a private letter TSLX received from Mr. Novak on May 25, 2016, which was filed with the SEC on the same day.

On June 20, 2016, TSLX and Mr. Millet filed with the SEC a definitive proxy statement, as amended on July 11, 2016, July 13, 2016 and July 14, 2016, related to TSLX and Mr. Millet’s solicitation of proxies from Stockholders with respect to the election of Mr. Millet to the Board and TSLX’s proposal to terminate the Investment Advisory Agreement.

On June 20, 2016, TSLX sent a letter to the Board highlighting the need for change at TICC, which was filed with the SEC on the same day.

On June 27, 2016, Jonathan H. Cohen, Charles M. Royce and Saul B. Rosenthal filed a Schedule 13D with the SEC with respect to the acquisition of shares of Common Stock by these individuals.

On July 12, 2016, TICC filed with the SEC a definitive proxy statement for the 2016 Annual Meeting.

REASONS FOR THE SOLICITATION

We are making this solicitation as the largest Stockholder of TICC and in the greater interest of all Stockholders. As of the date of this Proxy Statement, TSLX is the beneficial and economic owner of approximately 3.2% of the outstanding shares of Common Stock.

By nearly every measure imaginable, TICC and its Existing Adviser have consistently failed Stockholders. Since TICC’s initial public offering in 2003, the Company has delivered total returns of just 59.2% versus 243.3% for the BDC Composite.3 Even more disturbing, TICC has underperformed the return of U.S. Treasuries over the last year and the last three years, as well as since its initial public offering. Since Stockholders blocked the flawed BSP transaction backed by management on December 22, 2015, Stockholders have suffered further value destruction, with TICC’s stock down 6.2% since that date.4

As we approach the 2016 Annual Meeting, TICC has made it clear that, once again, it does not intend to take meaningful actions to deliver Stockholder value. That is why on February 3, 2016, we delivered a formal notice of our nomination of a highly qualified and independent candidate—Mr. Millet—for election to the Board at the 2016 Annual Meeting. As part of our formal notice, we also submitted a proposal for Stockholders to vote on the termination of the Investment Advisory Agreement. Under the 1940 Act, Stockholders have the power to terminate the Existing Adviser at no cost to Stockholders.

We have taken these actions because we are gravely concerned that the Board’s leadership and the Existing Adviser’s actions will continue to destroy Stockholder value. The need for an independent, highly qualified voice in the boardroom is overwhelmingly clear and the Existing Adviser’s decade of failed returns demands immediate change.

Our proposed actions would positively impact Stockholders by:

•	Bringing a new, independent perspective to the boardroom by adding Mr. Millet to the Board. His more than 30 years of proven industry expertise across the financial sector and particularly in credit markets coupled with his proven leadership as a director make him the ideal candidate to effect change at TICC. Of note, Mr. Millet, currently CEO of Banca IMI Securities, has guided companies in CEO and senior executive roles across the financial sector, including roles with Pierpont Securities LLC (2012-2013), Cortview Capital Holdings Inc. (2011-2012), MarketAxess Holdings Inc. (2006-2011), Bear Stearns & Co. Inc. (2001-2006) and JPMorgan Chase & Co. (1982-2001). He also brings board experience that spans public financial technology companies to private equity-backed financial services companies to equity trading firms. He has a track record of success in reinvigorating companies, driving growth, prioritizing stockholder interests and protecting their investments.

•	Once and for all severing ties with a failed Existing Adviser that has not only delivered shockingly terrible Stockholder returns but pursued a strategy that has impaired TICC’s financial future and served to enrich itself to the detriment of Stockholders.

•	Creating an opportunity and a path for TICC to fully and thoroughly explore its strategic alternatives with a view to maximizing value for all Stockholders.

This is not our preferred course of action, but the Board’s failure to take meaningful action leaves us no choice. We feel strongly that change is needed at TICC for the reasons that follow.

[3]	TICC and benchmark returns indexed to November 21, 2003. Total return calculation includes share price appreciation and cumulative dividends paid. BDC Composite comprised of ACAS, AINV, ARCC, BKCC, FSC, GBDC, HTGC, MAIN, MCC, NMFC, PNNT, PSEC, SLRC, TCAP, and TCRD. Calculated through July 12, 2016.
[4]	Calculated based on TICC’s closing price of $5.62 on July 12, 2016 and a closing price of $5.99 on December 22, 2015.

APPALLING PERFORMANCE

Since its inception in 2003—and over almost any measurement period since—TICC has woefully underperformed all relevant benchmarks. In the hands of the Existing Adviser and the Board, the total return on the Company’s stock has underperformed nearly every significant measure imaginable—including relative performance compared to the BDC Composite, S&P 500, Investment Grade Debt, High Yield Debt and even U.S. Treasuries—over the past 12 years.

It is unacceptable that, in a historically low interest rate environment, a Stockholder would have generated higher returns by investing in U.S. Treasuries than by holding TICC stock.

Poor Stewardship has Resulted in Drastic Long-Term Underperformance

						TICC Relative Underperformance
Total Return (%)(¹)	YTD	1Y	3Y	Since IPO(²)	Since IPO Annualized(²)	YTD	1Y	3Y	Since IPO(²)	Since IPO Annualized(²)
TICC	3.3%	4.2%	(9.1)%	59.2%	3.7%	—	—	—	—
BDC Composite(³)	11.7	7.0	6.7	243.3	10.2	(8.4)%	(2.9)%	(15.8)%	(184.1)%	(6.5)%
S&P 500	6.6	6.0	36.5	170.0	8.2	(3.3)	(1.8)	(45.5)	(110.8)	(4.4)
U.S. Treasuries	6.4	6.9	12.8	71.1	4.3	(3.1)	(2.7)	(21.9)	(11.9)	(0.6)
Investment Grade Debt	10.6	10.7	21.1	104.7	5.8	(7.3)	(6.5)	(30.2)	(45.5)	(2.1)
High Yield Debt	11.4	4.2	12.9	117.4	6.3	(8.1)	(0.0)	(21.9)	(58.2)	(2.6)

(1)	Total return calculation includes share price appreciation and cumulative dividends paid.
(2)	TICC and benchmark returns indexed to November 21, 2003.
(3)	BDC Composite comprised of ACAS, AINV, ARCC, BKCC, FSC, GBDC, HTGC, MAIN, MCC, NMFC, PNNT, PSEC, SLRC, TCAP, and TCRD.

Note: Market data as of July 12, 2016

Source: Bloomberg, fixed income benchmark data from Markit iBoxx

As a result, the Company’s NAV per share has rapidly deteriorated, and we believe this trend will continue under the Board’s current investment and capital allocation policies. NAV per share has declined from $9.78 as of March 31, 2014 to $5.89 as of March 31, 2016—a decline of 40% over only two years—and we anticipate that this value destruction will continue absent meaningful change in the composition of the Board, the Existing Adviser and the Company’s investment strategy. It is no surprise then that Stockholders continue to suffer from a stock price that has closed below NAV per share for the past 676 consecutive days5 and now trades at 95.4% of NAV6 per share.

The Board has yet to offer any credible plan to address this value destruction. Although we applaud TICC’s willingness to repurchase shares during the fourth quarter of 2015 and during 2016, it is not lost on us nor on other Stockholders that TICC has refused to commit to continuing this strategy. It is unacceptable that TICC is not continuing to buy back stock at a 4.7% discount to NAV.7 Our estimate is that the 2016 repurchases have added approximately $0.12 to NAV per share. One must ask: why not continue these value-creation measures? It leads one to wonder whether the Board is more concerned with protecting the asset base on which the Existing Adviser earns its revenue stream than interested in creating value for Stockholders.

RAPID DETERIORATION OF CLO INVESTMENT VALUE

These consistently poor returns and the ongoing deterioration of NAV per share are in part a result of a failed investment strategy into collateralized loan obligation (“CLO”) equity. This not only distorts management fees but also contributes to the unsustainable nature of TICC’s dividend.

The reality of the CLO market debunks TICC’s claim that the dividend can be supported by the cash flows from the Company’s CLO investments. The facts are clear. As illustrated in Appendix A, cash-on-cash distributions have been decreasing on a significant proportion of TICC’s CLO equity portfolio, with an astounding decline of almost 10% quarter over quarter. Further, over-collateralization cushions in TICC’s CLO investments have compressed, creating additional risk to future distributions. This will only lead to further pressure on TICC and only serves to emphasize that its current dividend policy is unsustainable.

Although TICC’s management has given lip service to moving the portfolio into bespoke, directly originated credit investments, TICC has failed to follow through on this proposal. Instead, the portfolio remains overweight on CLO investments. And yet—in addition to causing the problems noted above—the Existing Adviser continues to reap significant fees that are excessive and inappropriate for the existing portfolio of assets, which we will discuss further below.

VALUE-DESTRUCTIVE DIVIDEND POLICY AND POOR CAPITAL MANAGEMENT

Contributing to the erosion of NAV is also a flawed and value-destructive capital allocation strategy. By TICC’s own admission, its past dividends are in part a return of investor capital which, as five independent analysts have noted, is unsustainable. TICC has under-earned its dividend by a cumulative 45.3% in the six most recent quarters (and likely would have under-earned its dividend in previous quarters if not for an accounting error made by TICC that was disclosed in the first quarter of 2015).

[5]	Calculated as of July 12, 2016, based on TICC’s daily closing price as a percentage of the then latest reported net asset value per share. Calculation includes both trading and non-trading days.
[6]	Calculated based on TICC’s closing price of $5.62 per share on July 12, 2016 and TICC’s last reported net asset value of $5.89 per share as of March 31, 2016.
[7]	Calculated based on TICC’s closing price of $5.62 per share on July 12, 2016 and TICC’s last reported net asset value of $5.89 per share as of March 31, 2016.

TICC has Consistently Under-earned its Dividend and Eroded NAV

Further, TICC has issued equity in the public markets ten times since its initial public offering and once even issued equity below NAV (in June 2008), notwithstanding the dilutive effect such an offering would have on Stockholders. These equity raises have served only to increase the asset base and resulting revenue stream for the Existing Adviser; TICC has been unable to deploy this incremental capital in ways that improve returns for investors relative to the BDC Composite.

These actions by management—combined with the precipitous decline in NAV per share under its watch and the resulting high debt-to-equity ratio of 1.15x—now severely limit TICC’s ability to raise additional capital or repurchase shares because of regulations that effectively limit BDCs to debt-to-equity ratios of 1.0x. Thus, the Existing Adviser’s actions have not only delivered abysmal results but have resulted in a situation that severely limits the ability of any manager to rescue Stockholder investments.

EXISTING ADVISER HAS BEEN SIGNIFICANTLY OVERCOMPENSATED HISTORICALLY

Perhaps most egregious—particularly in light of the performance noted above and the composition of TICC’s portfolio—is that management has taken a disproportionate share of Total Economics of Stockholders’ investment.8 TICC’s total Stockholder fees and expenses have been well above the BDC Composite median since 2012.9 The numbers show that, since 2012, for every $1.00 of Total Economics created, Stockholders have incurred $1.44 of fees and expenses, the vast majority of which have gone to the Existing Adviser.

Moreover, TICC’s management is also vastly overcompensated given that its portfolio—overweight with broadly syndicated CLO investments—is largely the same as a class of mutual funds that charges far lower fees for the same service. In this sense, according to certain industry analysts, TICC has charged approximately six times the fees it should properly be entitled to.10

When considering the nature of TICC’s assets and incorporating the expected return, the bottom line is that one dollar invested with TICC is immediately and automatically worth notably less than one dollar for Stockholders. It’s clear that TICC provides Stockholders with exposure to assets that can otherwise be accessed significantly less expensively, all in an effort to maximize management returns to the detriment of Stockholders.

HIGHLY CONCERNING CONFLICTS OF INTEREST AND POOR CORPORATE GOVERNANCE

In light of the dismal performance, flawed investment strategy and poor capital management, one might think the Board would have cut ties with the Existing Adviser by now. Not so. The current Board has renewed the Existing Adviser’s contract annually for the last 12 years, enabling the Existing Adviser to inflict more than a decade of mismanagement on Stockholders. This is a result of a static, entrenched Board that is conflicted and in dire need of new, independent views.

The extent of the Board’s conflict was revealed this past fall when the Board advocated passionately—for several months—in favor of a transaction that was initially estimated to result in the Existing Adviser receiving as much as $60 million from a third-party buyer to take over the Company’s advisory contract. This was despite the fact that the Board had—and has—the power to terminate the Existing Adviser’s contract at any time on 60 days’ notice—a move that would have cost Stockholders nothing and permitted the Board to negotiate for some of those amounts to be redirected to Stockholders in the form of reduced fees. Recall that this was a Board-approved transaction in which:

•	The Board refused to meaningfully engage in any alternative proposals and instead pursued a transaction in which Board members stood to personally make millions of dollars;

•	At least one “independent” Board member approved the transaction despite glaring personal conflicts of interest, notably being paid $280,000 per year by businesses associated with another conflicted Board member and the owner of the Existing Adviser;

[8]	Total Economics defined as Economic Profit + Shareholder Value Gained / (Lost) due to change in Premium / (Discount) to Average NAV. Economic Profit equals Net Increase in Net Assets as a Result of Operations + Total Shareholder Fees & Expenses. Shareholder Value Gained / (Lost) due to change in Premium / (Discount) to Average NAV calculated as the change in premium (or discount) to NAV per share between the close of the trading day following the filing of 12/31/2011 financial statements and the close of the trading day following the release of 3/31/16 financial statements multiplied by the average NAV between those trading days (calculated as shares outstanding on such trading day multiplied by the then-most recently reported NAV per share). See the table in Annex D entitled “Reconciliation of Certain Non-GAAP Financial Measures” for a reconciliation to the most recent comparable financial measures presented in accordance with GAAP. Source: Company Filings. Capital IQ, Financial data as of 3/31/16.
[9]	TSLX believes that Total Shareholder Fees & Expenses and Total Economics for each company in the BDC Composite were calculated on a substantially equivalent basis to the methodology shown for TICC in Annex D, including pro forma adjustments to exclude the effects of any management or incentive fee waiver, where applicable. Source: Company Filings. Capital IQ, Financial data as of 3/31/16.
[10]	TICC Reiterates Rejection of TSLX’s Offer, Wells Fargo, September 22, 2015.

•	The Existing Adviser recut the transaction several times while under pressure and consistent criticism from Stockholders, equity analysts and market commentators;

•	Three independent proxy advisory firms recommended that Stockholders vote against the transaction—with one of these firms ultimately changing its recommendation in favor of the transaction in large part due to the potentially adverse consequences for Stockholders if the Existing Adviser continued to advise the Company;

•	Five of the six equity analysts covering TICC expressed their opposition to the deal publicly;

•	TICC and the Board were found by a federal judge to have likely violated federal securities laws by, among other things, omitting the amount to be paid to the interested directors of TICC in their disclosure to Stockholders; and

•	TICC itself told Stockholders that if they voted down the deal it would result in Stockholders left with the “same adviser” and “same Board.”

For 12 years, the Board has gone unchanged and overseen drastic underperformance and management enrichment, while each TICC director has received hundreds of thousands of dollars in compensation. TICC’s Chairman alone has received over $1.0 million in compensation from the Company over the course of his tenure. We have grave concerns that these actions indicate the current Board is either unwilling or incapable of acting independently to protect Stockholder value. The lack of reasonable business judgment demonstrated by the Board this past fall demands a new, independent voice in the boardroom to protect Stockholder interests.

WOEFULLY INADEQUATE RECENT EFFORTS

The “fee waiver” and appointment of a new Chairman of the Board announced on March 9, 2016 are empty gestures and a transparent attempt to escape the resounding defeat TICC experienced when Stockholders refused to approve the conflicted transaction at the Special Meeting in late December.

We were surprised to hear TICC say on its fourth quarter earnings call held on March 10, 2016 that, in January, the Board “commenced [a] shareholder outreach program and contacted the 20 largest institutional holders.” As its then third largest Stockholder, we did sit down with TICC, but it was just two days prior to the announcements referenced above. It was clear from the very short notice and confirmed in the meeting that TICC’s objective was an attempt to garner our support for an already fully-baked plan and input from Stockholders was not being entertained. This was not a genuine effort to discuss an appropriate path to Stockholder value-creation. If all of TICC’s outreach meetings were as unconstructive as ours, we suspect TICC’s other Stockholders were just as underwhelmed and disappointed as we were.

As far as the proposed course of action:

Reduction in Fees—As part of the March 9 announcement, TICC announced a fee waiver it had entered into with its Existing Adviser.

However, after years of terrible performance, including underperforming the BDC Composite by 170.5 percentage points since TICC’s initial public offering on a total returns basis, a whopping 6.3 percentage points per year of under-performance, the only appropriate response from the Board would have been to terminate the management contract with the Existing Adviser. Again, TICC’s net total return for investors was approximately 0.7% per year less than if a Stockholder had invested in risk-free U.S. Treasuries. As we have said time and again, our issues with TICC are broad and systemic. While important, a simplistic focus on fees distorts the core problems at TICC as easily manipulated and misleading headlines. Paying the Existing Adviser anything is paying it too much, given TICC’s massive and consistent underperformance.

We find Mr. Novak’s characterization of the reduced fee structure as “best in class” laughable. Fees and compensation should be a function of management’s ability to add value and drive return on equity—not metrics to be viewed in isolation and certainly not ones to be determined against a barely comparable group of other BDCs (particularly a group that conveniently ignores the underlying nature of the assets they own).

In our review of BDC peers, we believe TICC has failed to recognize the unique nature of its own portfolio of broadly syndicated securities (versus a greater focus on bespoke, directly originated transactions by other participants in the BDC industry). In our view, the most appropriate fee structure against which to compare TICC is that adopted by American Capital Senior Floating, Ltd. (“ACSF”). The composition of ACSF’s portfolio is nearly identical to TICC’s: ACSF has a portfolio composed of 84.3% senior secured broadly syndicated debt and 15.7% CLO equity and TICC has a portfolio composed of 72.0% senior secured broadly syndicated debt and 25.6% CLO equity.11 For its efforts, ACSF charges a management fee of 80 basis points on assets under management and no incentive fee. By comparison, TICC’s new fee structure—which includes a 1.5% base management fee and a 20% incentive fee—looks rich indeed. In other words, TICC’s new fee structure is approximately 265% higher than ACSF’s fee structure, after taking into account the incentive fee. It should also be noted that ACSF trades at approximately 89.8% of book value, even with its lower fee structure.12 The sobering reality in our view is that any notion of TICC shares trading at NAV without implementing more significant changes is a distant reality.

Furthermore, rewarding the same management team through marginally reduced fees does not address the core problem of poor performance. A change in the manager was passionately advocated by the Board and the current management team in connection with the now failed BSP transaction. Simply put, after 12 years of underperformance across all time periods, the answer shouldn’t be a reduction in the Existing Adviser’s compensation. The answer, as the Board had previously advocated, is real change—change in management and the Existing Adviser, as well as a change in investment strategy.

New Chairman—TICC’s March 9 announcement also reported that Mr. Novak had been appointed as the “independent” Chairman of the Board, which was disappointing to us given the lack of alignment Mr. Novak has exhibited with Stockholder interests.

We urge Stockholders to consider these simple facts about Mr. Novak:

•	Mr. Novak’s 19,474 shares of Common Stock have a current market value of approximately $107,444, representing a mere 10.9% of the more than $1.0 million in aggregate compensation he has received from TICC during his 12-year tenure as a director.[13]

•	Mr. Novak’s annual compensation as a director has grown at a compound annual rate of 24.3% since 2010, while over the same period Stockholders have seen their shares underperform the BDC Composite by 7.3% on an annualized basis.

•	Mr. Novak was even awarded $50,000 for his role as Chairman of the Special Committee that oversaw the attempt to have Stockholders approve the conflicted transaction with BSP, even though that transaction was overwhelmingly rejected by Stockholders and the Board was admonished by a federal judge for misleading Stockholders in connection with its solicitation efforts.

We informed Mr. Novak on October 7, 2015 that we would be willing to discontinue our proxy solicitation efforts against the conflicted BSP transaction if the Board agreed to facilitate change at the Company by terminating the Existing Adviser’s contract and redirecting the proceeds of the proposed transaction to replace

[11]	Calculated as of March 31, 2016 by fair value.
[12]	Calculated as of July 12, 2016, based on ACSF’s closing price of $10.52 per share and a March 31, 2016 NAV of $11.72 per share.
[13]	Calculated based on TICC’s closing price of $5.62 on July 12, 2016. Steven P. Novak has received approximately $1,005,125 in compensation for his role as a director from the Company’s inception through December 31, 2015. Source: Company filings.

the Existing Adviser to Stockholders. We believe any party willing to offer a cash payment and future economic interest to the failed Existing Adviser would have readily offered the same consideration through reduced fees to Stockholders if the Board demanded it do so instead of compensating the failed Existing Adviser. The Board instead advocated for a conflicted transaction that would have resulted in members of the Board receiving millions of dollars. As a result, we are now faced with a second costly proxy contest that will only be an additional expense to Stockholders so that the Company can continue to desperately protect its failing Existing Adviser and self-interested directors.

These recent “actions” by TICC are wholly inadequate. Most alarmingly, despite TICC describing these actions as the product of a “comprehensive” review, the Company has not acknowledged whether the Special Committee considered a sale or liquidation, which were direct requests from TSLX and other Stockholders. Any genuine “comprehensive” review would have required an honest and rigorous review, not empty gestures to fiddle with fees and shuffle the same faces around the Board.

DELAY IN SCHEDULING STOCKHOLDER MEETING

Historically, TICC has held its annual meeting no later than June 18 and has announced the date of each of its annual meetings in the last 11 years by no later than May 2 of that year. The fact that TICC delayed setting the date for its 2016 Annual Meeting is another blatant abuse of Stockholders.

By delaying the 2016 Annual Meeting, TICC has prevented Stockholders from having an earlier opportunity to voice their concerns at the 2016 Annual Meeting and to exercise their right to vote on critical proposals that directly affect their company. Simply put, we believe that the Board delayed the 2016 Annual Meeting to prevent Stockholders from having an earlier opportunity to vote in favor of our highly qualified director nominee and our proposal to terminate the contract of the failed Existing Adviser.

We believe the Board has clearly been stalling, which indicates to us that it is more interested in entrenching itself and the failed Existing Adviser than providing Stockholders with the opportunity to vote on important matters concerning their investment.

THE TIME FOR CHANGE IS NOW

Despite the Board’s own admission that change was needed, we have been shocked by the lack of meaningful action—particularly since the failed Stockholder vote held in December 2015—and by the Board’s efforts to frustrate Stockholders’ ability to take these actions on their own. As outlined in our November 29, 2015 letter to the Board, we expected it to take meaningful actions regardless of the success or failure of the conflicted transaction. The clear path for change includes:

•	Immediately seating Mr. Millet on the Board and further refreshing the Board with a new slate of independent directors, in consultation with us and other Stockholders;

•	Immediately terminating the existing Investment Advisory Agreement; and

•	Promptly following the reconstitution of the Board, conducting a comprehensive strategic review process to identify the best path forward to deliver value to Stockholders.

Time is overdue for TICC to become a professionally governed public company with a focus on maximizing Stockholder value. Given the poor financial performance, the deterioration of NAV per share, declining values in the CLO equity portfolio, and an overall lack of transparency, TICC needs to act now to prioritize Stockholders’ interests over their own.

As always, we stand ready and willing to immediately engage in a constructive dialogue with the Company. Once the aforementioned issues are addressed, we believe there is a brighter path ahead for TICC and its Stockholders.

The time for change is now.

APPENDIX A

Performance Statistics, TICC CLO Equity Portfolio (Selected Constituents)14

CLO Equity Position	Q1 2015[15]	Q2 2015	Q3 2015	Q4 2015	Q1 2016	% Change (Q/Q)	% Change (Y/Y)
Weighted Average of Selected Constituents
Cash on Cash Distribution						(10.9)%	(18.9)%
Junior Overcollateralization Cushion						(17.0)%	(20.8)%

AMMC CLO XII, Ltd. – $6,460,715 Fair Value[16]
Cash on Cash Distribution[17]	4.6%	5.2%	5.2%	5.0%	6.5%	29.9%	41.0%
Junior Overcollateralization Cushion[18]	5.1%	4.9%	4.6%	4.4%	4.6%	3.4%	(9.4)%

Ares XXV CLO Ltd. – $6,975,000 Fair Value
Cash on Cash Distribution	4.1%	3.8%	3.4%	3.6%	2.8%	(20.9)%	(30.7)%
Junior Overcollateralization Cushion	4.2%	4.2%	3.7%	3.8%	2.5%	(34.0)%	(40.0)%

Ares XXVI CLO Ltd. – $4,229,521 Fair Value
Cash on Cash Distribution	5.2%	5.0%	4.4%	4.7%	3.8%	(18.5)%	(25.9)%
Junior Overcollateralization Cushion	4.0%	4.1%	3.6%	3.6%	2.3%	(36.7)%	(43.0)%

Ares XXIX CLO Ltd. – $5,284,986 Fair Value
Cash on Cash Distribution	5.8%	4.9%	4.6%	4.5%	3.9%	(13.7)%	(31.8)%
Junior Overcollateralization Cushion	3.9%	3.9%	3.3%	3.3%	2.4%	(29.3)%	(39.1)%

Benefit Street Partners CLO II, Ltd. – $15,380,095 Fair Value
Cash on Cash Distribution	5.6%	7.5%	6.4%	6.4%	5.1%	(19.9)%	(9.0)%
Junior Overcollateralization Cushion	4.7%	4.7%	4.7%	4.8%	3.1%	(35.7)%	(33.5)%

Carlyle GMS CLO 2013-2, Ltd. – $5,932,128 Fair Value
Cash on Cash Distribution	6.1%	7.0%	5.6%	6.4%	5.5%	(14.3)%	(9.5)%
Junior Overcollateralization Cushion	5.3%	5.3%	5.3%	5.0%	4.9%	(0.4)%	(6.1)%

Carlyle GMS CLO 2014-4, Ltd. – $14,914,501 Fair Value
Cash on Cash Distribution	11.7%	5.6%	4.6%	5.2%	4.2%	(18.1)%	(64.0)%
Junior Overcollateralization Cushion	4.5%	4.6%	4.7%	4.8%	4.6%	(3.8)%	2.0%

Catamaran CLO 2012-1 Ltd. – $5,500,000 Fair Value
Cash on Cash Distribution	5.1%	4.5%	4.8%	4.6%	3.8%	(18.1)%	(26.2)%
Junior Overcollateralization Cushion	4.8%	4.9%	4.9%	4.3%	2.5%	(41.4)%	(48.1)%

Catamaran CLO 2013-1 Ltd. – $4,900,000 Fair Value
Cash on Cash Distribution	6.2%	5.9%	5.7%	5.3%	5.4%	0.7%	(13.4)%
Junior Overcollateralization Cushion	4.9%	4.9%	5.0%	4.6%	4.7%	2.8%	(3.4)%

[14]	Source: Intex Solutions.
[15]	Q1 represents CLO distributions made in February, March, or April, depending on each structure’s payment schedule. Subsequent periods represent each successive three month increment from Q1.
[16]	Fair value amounts as of December 31, 2015. Source: Company filings.
[17]	Cash on Cash Distribution calculated as quarterly payment divided by the original notional balance of the equity tranche.
[18]	Junior overcollateralization cushion represents coverage for the most junior debt in each CLO as of the test date. The overcollateralization test measures the principal balance of the assets held by a CLO against each of the various classes of its liability structure. A failure to satisfy the overcollateralization test could result in the redirection of cash flows to the more senior classes of securities until the tests are satisfied.

CLO Equity Position	Q1 2015	Q2 2015	Q3 2015	Q4 2015	Q1 2016	% Change (Q/Q)	% Change (Y/Y)
Cedar Funding II CLO, Ltd. – $10,125,000 Fair Value
Cash on Cash Distribution	3.8%	4.3%	3.3%	3.7%	3.5%	(5.6)%	(9.9)%
Junior Overcollateralization Cushion	5.4%	5.4%	5.1%	5.0%	4.5%	(11.1)%	(17.7)%

CIFC Funding 2012-1, Ltd. – $5,610,000 Fair Value
Cash on Cash Distribution	6.0%	6.3%	5.4%	5.2%	5.1%	(2.1)%	(15.3)%
Junior Overcollateralization Cushion	5.6%	5.3%	5.3%	5.3%	4.9%	(7.6)%	(13.3)%

Halcyon Loan Advisors Funding 2012-2 Ltd. – $3,450,000 Fair Value
Cash on Cash Distribution	7.8%	6.7%	6.6%	7.2%	6.5%	(10.6)%	(17.4)%
Junior Overcollateralization Cushion	5.6%	5.6%	5.1%	5.2%	3.4%	(33.8)%	(39.2)%

Hull Street CLO Ltd. – $2,350,000 Fair Value
Cash on Cash Distribution	8.5%	7.7%	6.8%	6.2%	5.0%	(19.2)%	(40.7)%
Junior Overcollateralization Cushion	4.7%	4.8%	4.7%	4.2%	2.6%	(37.9)%	(45.4)%

Ivy Hill Middle Market Credit Fund VII, Ltd. – $10,181,692 Fair Value
Cash on Cash Distribution	5.1%	5.1%	4.8%	5.3%	4.8%	(8.4)%	(4.8)%
Junior Overcollateralization Cushion	5.3%	5.3%	5.4%	5.4%	5.5%	1.3%	4.6%

Marea CLO, Ltd. – $4,816,787 Fair Value
Cash on Cash Distribution	4.6%	3.1%	4.1%	4.1%	3.3%	(20.7)%	(29.2)%
Junior Overcollateralization Cushion	5.5%	5.3%	4.8%	4.2%	4.2%	(0.9)%	(24.2)%

MidOcean Credit CLO IV – $6,840,000 Fair Value
Cash on Cash Distribution	3.6%	3.8%	3.2%	3.6%	3.3%	(9.1)%	(9.1)%
Junior Overcollateralization Cushion	5.1%	5.1%	5.2%	4.2%	3.0%	(29.7)%	(42.5)%

Mountain Hawk III CLO, Ltd. – $4,530,618 Fair Value
Cash on Cash Distribution	4.9%	4.7%	4.8%	4.8%	3.1%	(35.9)%	(37.8)%
Junior Overcollateralization Cushion	9.7%	9.5%	9.6%	8.0%	6.6%	(17.0)%	(32.0)%

Shackleton 2013-IV CLO, Ltd. – $8,269,561 Fair Value
Cash on Cash Distribution	6.5%	6.5%	5.7%	5.5%	4.8%	(13.4)%	(25.8)%
Junior Overcollateralization Cushion	4.4%	4.5%	4.6%	4.2%	2.8%	(33.3)%	(36.9)%

Telos CLO 2013-3, Ltd. – $5,416,666 Fair Value
Cash on Cash Distribution	6.0%	5.8%	5.8%	5.6%	5.3%	(6.1)%	(12.6)%
Junior Overcollateralization Cushion	5.0%	5.2%	5.2%	5.3%	4.9%	(8.2)%	(2.3)%

Telos CLO 2013-4, Ltd.– $4,600,445 Fair Value
Cash on Cash Distribution	5.4%	5.2%	5.1%	4.9%	6.0%	23.0%	10.3%
Junior Overcollateralization Cushion	4.8%	4.9%	4.9%	5.0%	4.0%	(19.2)%	(16.3)%

Windriver 2012-1 CLO, Ltd. – $4,277,998 Fair Value
Cash on Cash Distribution	4.8%	5.6%	4.4%	5.0%	4.1%	(17.1)%	(13.6)%
Junior Overcollateralization Cushion	5.3%	5.4%	5.1%	5.3%	5.4%	2.5%	2.8%

PROPOSAL NO. 1: ELECTION OF DIRECTOR

For the reasons set forth in the section entitled “Reasons for the Solicitation,” we are seeking your support at the 2016 Annual Meeting to elect T. Kelley Millet as a director of the Company. The Board is currently composed of five directors—two interested directors and three independent directors. One of the independent directors, Tonia L. Pankopf, is up for election at the 2016 Annual Meeting.

The Nominee, if elected at the 2016 Annual Meeting, would replace Ms. Pankopf as a member of the Board and would serve until the 2019 annual meeting of Stockholders and until his successor has been duly elected and qualified. Mr. Millet has consented to being named as the Nominee in this Proxy Statement and the form of proxy and, if elected, to serving as a director of the Company.

We believe that the Nominee is highly qualified to serve as a director of TICC and that, if elected as a director of the Company, the Nominee would be considered an “independent director” under the applicable corporate governance guidelines and NASDAQ Stock Market listing standards and would not be considered an “interested person” within the meaning of Section 2(a)(19) of the 1940 Act, based on the information furnished by the Nominee. TSLX has no knowledge of any facts that would prevent a determination that the Nominee is independent or is not an interested person under such standards.

In addition, the Nominee understands that, if elected as a director, the Nominee will have duties to the Company and its Stockholders as a director. The Nominee has made a commitment to, if elected, act in the best interests of the Company and its Stockholders and to exercise his independent judgment in accordance with his duties in all matters that come before the Board.

We are not seeking control of the Board at the 2016 Annual Meeting. If elected, the Nominee will constitute a minority of the directors and will not alone be able to adopt resolutions or otherwise cause the Board to act. However, the Nominee expects to be able to actively engage other Board members in full discussion of the issues facing the Company and resolve them together. By utilizing his experience and working constructively with Board members, the Nominee believes he can effect positive change at the Company.

TSLX does not expect that the Nominee will be unable to stand for election, but reserves the right to nominate substitute or additional persons as nominees for any reason, including in the event that (1) the Board is expanded beyond its current size and/or (2) the Nominee is unable for any reason, including by reason of the taking or announcement of any action by the Company that has, or if consummated would have, the effect of disqualifying the Nominee to serve as a director or for good cause shown will not serve as a director.  In any such case, we will file an amended proxy statement that identifies any such substitute or additional nominee, discloses that any such substitute or additional nominee has consented to being named in our amended proxy statement and to serve as a director of the Company if elected and includes the information with respect to such substitute or additional nominee required to be disclosed under the proxy rules. In the event that the Company refuses to permit a substitute or additional nominee as contemplated by this paragraph by reason of the Bylaws or otherwise, we reserve the right to challenge the Bylaws or the application of the Bylaws to such substitute or additional nominees, or such other action in an appropriate legal proceeding. In the event that the Nominee is unable to serve (or for good cause will not serve) as a director or additional persons are nominated by TSLX as nominees, the shares of Common Stock represented by the enclosed GOLD proxy card will be voted for the substitute nominee(s) of TSLX in compliance with SEC rules and any other applicable requirements.

Information Regarding the Nominee

Information pertaining to the Nominee, including his name, age, present principal occupation, business address and business experience for the past five years and certain other information, is set forth in the question and answer section of this Proxy Statement under the question entitled “Who is the Nominee?”, which we urge you to read. Additional information regarding the Nominee can also be found in Annex A.  This information has been furnished to TSLX by the Nominee. Other than as disclosed in this Proxy Statement, there is no arrangement or understanding between the Nominee and any other person(s) pursuant to which the Nominee was or is to be selected as a director or nominee of the Company.

You should refer to the TICC Proxy Statement for the name, background, qualifications and other information concerning the Company’s nominee.

Arrangements between TSLX and the Nominee

In consideration of the substantial time and effort that the nomination and election process will require of the Nominee, TSLX and the Nominee have entered into an agreement (the “Nomination Agreement”) in the form attached hereto as Annex B. Pursuant to this agreement, TSLX agreed to: (i) pay to Mr. Millet a one-time, non-refundable fee in the amount of $40,000, (ii) reimburse Mr. Millet for all reasonable and documented expenses (including any necessary travel and lodging) incurred in the performance of his responsibilities as the Nominee, (iii) directly pay for the reasonable and documented legal fees and expenses incurred by one independent legal counsel of his choosing to advise and represent him in connection with his entry into the above-referenced Nomination Agreement and (iv) indemnify Mr. Millet in connection with losses arising from the solicitation of proxies for his election at the 2016 Annual Meeting or his being named the Nominee, subject to certain customary exceptions.

The above description of the terms and conditions of the Nomination Agreement is qualified in its entirety by reference to the form of Nomination Agreement attached as Annex B and incorporated herein by reference. We urge you to read the full form of Nomination Agreement, which includes the detailed terms, conditions and definitions applicable to the arrangements described above.

Compensation of the Company’s Directors

Except as set forth above or in Annex A, the Nominee will not receive any compensation from TSLX to serve as the Nominee for election and, if elected, as a director of the Company.

He will, however, receive whatever compensation the Board has established for non-employee directors of the Company unless and until the Board determines to change such compensation. The following discussion summarizes the Company’s compensation and indemnification of directors based solely on the TICC Proxy Statement.

The following table sets forth the compensation of TICC’s directors for the year ended December 31, 2015.

Name	Fees Earned or Paid in Cash(1)	All Other Compensation(2)	Total
Interested Directors
Jonathan H. Cohen	—	—	—
Charles M. Royce	—	—	—
Independent Directors
Steven P. Novak	$191,250	—	$191,250
G. Peter O’Brien	$160,500	—	$160,500
Tonia L. Pankopf	$160,500	—	$160,500

(1)	For a discussion of the independent directors’ compensation, see below.
(2)	TICC does not maintain a stock or option plan, non-equity incentive plan or pension plan for its directors.

Each independent director receives an annual fee of $75,000. Effective as of March 1, 2016, the Chairman of the Board receives an additional annual fee of $30,000 for his service as Chairman of the Board. In addition, the independent directors receive $2,000 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each Board meeting, $1,500 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each Valuation Committee meeting, $1,500 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each Audit Committee meeting, $1,000 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each Nominating and Corporate Governance Committee meeting, $1,000 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each Compensation Committee meeting and $1,500 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each Special Committee meeting. The Chairman of the Audit Committee also receives an additional annual fee of $7,500 for his service as chair of the Audit Committee. The Chairman of the Valuation Committee also receives an additional annual fee of $7,500 for his service as chair of the Valuation Committee. The Chairman of the Nominating and Corporate Governance Committee also receives an additional annual fee of $3,000 for his service as chair of the Nominating and Corporate Governance Committee. The Chairman of the Compensation Committee also receives an additional annual fee of $3,000 for her service as chair of the Compensation Committee. The Chairman of the Special Committee receives an annual fee of $50,000 for his service as chair of the Special Committee. No compensation was paid to directors who are interested persons of TICC as defined under the 1940 Act.

Mr. Millet expects, if elected, to receive such compensation and other benefits as are afforded by the Company to its independent directors generally and to be indemnified for service as a director to the same extent indemnification is provided to other directors under the Company’s Charter and Bylaws, including by entering into an indemnification agreement in a form substantially similar to any Company form director indemnification agreement. In addition, we expect that upon election, Mr. Millet would be covered by the Company’s director’s and officer’s liability insurance, if any, to the same extent as the other directors of the Company and would be entitled to any other benefits made available to the independent directors of the Company.

Neither the Nominee, nor any associate of the Nominee, has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans or other compensation, from, or in respect of, services rendered on behalf of the Company, that is required to be disclosed pursuant to Item 402 of Regulation S-K promulgated under the Securities Act of 1933, as amended (“Regulation S-K”), or is otherwise subject to any arrangement described in Item 402 of Regulation S-K.

The Nominee has not held any position or office with the Company, and no occupation or employment with which the Nominee has been involved during the past five years was carried on with the Company or any corporation or organization that is a parent, subsidiary or other affiliate of the Company.

Interests of the Nominee

We expect that the Nominee, if elected, will be: (i) entitled to receive compensation customarily paid by the Company to its independent directors, (ii) indemnified for service as a director of the Company to the same extent indemnification is provided to the current directors of the Company, (iii) covered by the Company’s director’s and officer’s liability insurance, if any, to the same extent as the other directors of the Company and (iv) entitled to any other benefits made available to the independent directors of the Company.

The Nominee may be deemed to have an interest in his nomination for election to the Board by virtue of the compensation the Nominee will receive from the Company as a director, if elected to the Board, and as described elsewhere in this Proxy Statement.

Information as to any substantial interest, direct or indirect, through security holdings or otherwise, in any matter to be acted upon at the 2016 Annual Meeting is set forth herein. Other than as described in this Proxy Statement, none of the persons listed on Annex A, including the Nominee or any associate of the foregoing persons has any substantial interest, direct or indirect, through security holdings or otherwise, in any matter to be acted upon at the 2016 Annual Meeting.

The Nominee has furnished the additional information with respect to himself located on Annex A.

WE STRONGLY URGE YOU TO RETURN A PROXY “FOR” THE ELECTION OF TSLX’S NOMINEE, T. KELLEY MILLET, BY MARKING, SIGNING AND DATING THE ENCLOSED GOLD PROXY CARD AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT OR BY USING THE GOLD PROXY CARD TO AUTHORIZE A PROXY BY TELEPHONE OR INTERNET. IF YOU HAVE SIGNED THE GOLD PROXY CARD AND DO NOT PROVIDE INSTRUCTIONS, YOUR SHARES OF COMMON STOCK REPRESENTED BY THE GOLD PROXY CARD WILL BE VOTED “FOR” THE ELECTION OF TSLX’S NOMINEE, T. KELLEY MILLET.

Please do not return any WHITE (or other color) proxy card you may receive from the Company or NexPoint or otherwise authorize a proxy to vote your shares of Common Stock for the Company’s nominee or NexPoint’s nominee. If you have already submitted a WHITE (or other color) proxy card that may have been sent to you by the Company or NexPoint or otherwise authorized a proxy to vote your shares of Common Stock for the Company’s nominee or NexPoint’s nominee, it is not too late to change your vote. To revoke your prior proxy and change your vote, simply mark, sign and date the enclosed GOLD proxy card and return it in the postage-paid envelope provided to you by us or follow the instructions located on the GOLD proxy card to authorize a proxy by telephone or Internet. Only your latest dated proxy will be counted.

PROPOSAL NO. 2: THE COMPANY’S PROPOSAL TO AMEND THE BYLAWS

As discussed in further detail in the TICC Proxy Statement, Stockholders are being asked to vote to approve an amendment to the Bylaws to change the standard for the election of directors in uncontested elections from a plurality voting standard to a majority voting standard.

We will follow your direction on how to vote your shares on the Company’s anticipated Proposal No. 2. Please refer to the TICC Proxy Statement for a discussion of such proposal. TSLX intends to vote, and recommends that you vote, “FOR” Proposal No. 2. If you do not indicate how you wish your shares to be voted, TSLX will vote them “FOR” this proposal.

WE STRONGLY URGE YOU TO RETURN A PROXY “FOR” PROPOSAL NO. 2 BY MARKING, SIGNING AND DATING THE ENCLOSED GOLD PROXY CARD AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT OR BY USING THE GOLD PROXY CARD TO AUTHORIZE A PROXY BY TELEPHONE OR INTERNET. IF YOU HAVE SIGNED THE GOLD PROXY CARD AND DO NOT PROVIDE INSTRUCTIONS, YOUR SHARES OF COMMON STOCK REPRESENTED BY THE GOLD PROXY CARD WILL BE VOTED “FOR” THE COMPANY’S PROPOSAL TO AMEND THE BYLAWS.

PROPOSAL NO. 3: THE COMPANY’S PROPOSAL TO

RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP

As discussed further in the TICC Proxy Statement, Stockholders are being asked to consider and vote upon the ratification of the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016. Please refer to the section entitled “Auditors” for further information regarding PricewaterhouseCoopers LLP.

We will follow your direction on how to vote your shares on the Company’s anticipated Proposal No. 3. Please refer to the TICC Proxy Statement for a discussion of such proposal. TSLX intends to vote, and recommends that you vote, “FOR” Proposal No. 3. If you do not indicate how you wish your shares to be voted, TSLX will vote them “FOR” this proposal.

WE STRONGLY URGE YOU TO RETURN A PROXY “FOR” PROPOSAL NO. 3 BY MARKING, SIGNING AND DATING THE ENCLOSED GOLD PROXY CARD AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT OR BY USING THE GOLD PROXY CARD TO AUTHORIZE A PROXY BY TELEPHONE OR INTERNET. IF YOU HAVE SIGNED THE GOLD PROXY CARD AND DO NOT PROVIDE INSTRUCTIONS, YOUR SHARES OF COMMON STOCK REPRESENTED BY THE GOLD PROXY CARD WILL BE VOTED “FOR” THE COMPANY’S PROPOSAL TO RATIFY THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP.

PROPOSAL NO. 4: TSLX’S PROPOSAL TO

TERMINATE THE INVESTMENT ADVISORY AGREEMENT

For the reasons set forth in the section entitled “Reasons for the Solicitation,” after years of underperformance by the Company and the Existing Adviser, TSLX believes that it is in the best interest of Stockholders to terminate the Investment Advisory Agreement. TSLX is seeking Stockholder approval to terminate the Investment Advisory Agreement in accordance with the provisions of Section 9 thereof. Under Section 9 of the Investment Advisory Agreement, the Investment Advisory Agreement may be terminated at any time, without the payment of any penalty, upon 60 days’ written notice, by the vote of a “majority of the Company’s outstanding voting securities.” For these purposes, the vote of a “majority of the Company’s outstanding voting securities” means the vote, at the 2016 Annual Meeting, of the lesser of: (i) 67% or more of shares of the Common Stock present at such meeting, if the holders of more than 50% of the outstanding shares of Common Stock are present or represented by proxy or (ii) more than 50% of the outstanding shares of Common Stock.

The 1940 Act provides a temporary exemption to the approval requirements of an investment advisory agreement, in the event that a prior advisory contract is terminated, which allows the Board (including a majority of the independent directors) to approve an interim investment advisory contract. Such an interim contract is required to be approved within ten business days after the termination of the prior advisory contract becomes effective, with the compensation received under the interim contract to be no greater than the compensation the adviser would have received under the previous contract. The Board would then have 150 days to obtain Stockholder approval for that new investment advisory contract at a subsequent meeting of Stockholders (which would be the subject of a separate proxy solicitation). Although the failure to approve an interim or permanent investment advisory agreement could potentially require the Company to become internally managed (which it might not be prepared to do at that time), we believe any reasonably designed process to select a new manager would identify a number of suitable, alternative advisers willing to advise the Company on attractive terms.

If TSLX’s proposal to terminate the Investment Advisory Agreement is approved, the Board will be able to seek a new investment adviser that we believe will put the Company on the right path to value-creation for Stockholders. In that case, our existing investment adviser, TSL Advisers, LLC, may offer its services as a new adviser to the Company. Because it would be the Board’s prerogative to select and evaluate potential candidates subject to the procedures described above, however, TSLX has not, to date, considered other candidates that it might propose as a replacement for the Existing Adviser. In the event that TSL Advisers, LLC were to become the new adviser to the Company, it is possible that our adviser may ultimately propose that the Company and TSLX be combined, on terms and conditions acceptable to the independent directors of each of the Company and TSLX, as contemplated by the 1940 Act. Note that voting for TSLX’s proposal to terminate the Investment Advisory Agreement is not equivalent to voting in favor of a combination of the Company with TSLX, which would need to be voted on at a separate meeting of Stockholders. It is important to note that Stockholders will not have an opportunity to consider and approve any combination of the Company with TSLX unless and until it is approved by the Board. There can be no assurances that such a transaction will be pursued or approved, or that it would prove to be more favorable to Stockholders than the status quo. The approval of this proposal alone will not require TICC to pursue a transaction with TSLX, but will prevent the further compensation of the Existing Adviser, which has overseen a history of meaningful underperformance.

TSLX believes that the Company should dissociate itself from its current investment adviser because the Existing Adviser’s long-term performance has been abysmal. Although a change in adviser may result in some amount of lost time or incremental expense, we believe this cost is far outweighed by the potential benefits of replacing the Existing Adviser. By soliciting votes in favor of the BSP transaction, the Company has itself acknowledged that another potential advisory arrangement exists that is preferable to the current arrangement with the Existing Adviser. Although in that solicitation, the Special Committee indicated it believed “[n]o alternative currently exists that the Special Committee would approve or recommend because no current proposal is preferable to the status quo other than the approval of BSP as the new manager,” we do not believe that to be the case and we note that, as part of its advocacy in favor of that solicitation, the Company told Stockholders that failing to approve the BSP transaction would result in Stockholders being left with the “[s]tatus quo: higher fee structure . . . [the] same advisor, and [the] same Board.” TSLX believes that, now that the Board has acknowledged that another, more favorable alternative advisory arrangement exists, it should follow through by terminating the Existing Adviser and exploring the full range of alternatives that we believe are available to the Company.

According to the TICC Proxy Statement, terminating the Investment Advisory Agreement will have the following effect on the 2012 Debt Securitization.

The Company acts as Collateral Manager for TICC CLO 2012-1 LLC, the Company’s wholly-owned, special purpose financing subsidiary (“TICC CLO 2012-1”) in a debt securitization transaction that was completed on August 23, 2012, subsequently increased in an upsizing transaction that was completed on February 25, 2013, and increased in a second upsizing transaction that was completed on May 28, 2013 (the “2012 Debt Securitization”). If the Investment Advisory Agreement were terminated, it is expected that certain current TICC Management principals (i.e., Jonathan H. Cohen and Saul B. Rosenthal) would no longer be actively involved in TICC’s operations or serve as TICC’s officers, which could lead to a removal of the Company as the Collateral Manager for the TICC CLO 2012-1. Certain “key individuals” (i.e., Jonathan H. Cohen and Saul B. Rosenthal) ceasing to be engaged in the day-to-day senior management of the Company (which would occur, as described herein, if the Investment Advisory Agreement were terminated) constitutes a “for cause” termination event under the Collateral Management Agreement (the “Collateral Management Agreement”), dated as of August 23, 2012, by and between the Collateral Manager and TICC CLO 2012-1 for the 2012 Debt Securitization. If this event occurred following the termination of the Investment Advisory Agreement, a majority of the holders of the most senior class of notes issued in the 2012 Debt Securitization (referred to as the “Controlling Class”) would have the right to terminate the Company for “cause” as Collateral Manager. The Class A-1 Notes, which are held by unaffiliated, third-party investors are currently the Controlling Class.

Please refer to the section entitled “Reasons for the Solicitation” for additional information about our reasons for bringing this proposal to terminate the Investment Advisory Agreement.

WE STRONGLY URGE YOU TO RETURN A PROXY “FOR” TSLX’S PROPOSAL TO TERMINATE THE INVESTMENT ADVISORY AGREEMENT BY MARKING, SIGNING AND DATING THE ENCLOSED GOLD PROXY CARD AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT OR BY USING THE GOLD PROXY CARD TO AUTHORIZE A PROXY BY TELEPHONE OR INTERNET. IF YOU HAVE SIGNED THE GOLD PROXY CARD AND DO NOT PROVIDE INSTRUCTIONS, YOUR SHARES OF COMMON STOCK REPRESENTED BY THE GOLD PROXY CARD WILL BE VOTED “FOR” TSLX’S PROPOSAL TO TERMINATE THE INVESTMENT ADVISORY AGREEMENT.

PROPOSAL NO. 5: THE COMPANY’S PROPOSAL

TO APPROVE THE ADJOURNMENT OF THE 2016 ANNUAL MEETING

As discussed further in the TICC Proxy Statement, Stockholders are being asked to approve a proposal to grant the Company authority to vote your shares of Common Stock to adjourn the 2016 Annual Meeting, if necessary, to provide additional time to solicit additional proxies if there are insufficient votes at the time of the 2016 Annual Meeting to adopt any or all of the other proposals set forth in the TICC Proxy Statement.

We will follow your direction on how to vote your shares on the Company’s anticipated Proposal No. 5. Please refer to the TICC Proxy Statement for a discussion of such proposal. TSLX intends to vote, and recommends that you vote, “AGAINST” Proposal No. 5. If you do not indicate how you wish to vote your shares, TSLX will vote them “AGAINST” this proposal.

Although TSLX is soliciting proxies to vote “AGAINST” the Adjournment Proposal, TSLX may determine to vote shares represented by the proxies of Stockholders it holds “FOR” the Adjournment Proposal, if necessary, to ensure a quorum is achieved at the 2016 Annual Meeting.

WE STRONGLY URGE YOU TO RETURN A PROXY “AGAINST” PROPOSAL NO. 5 BY MARKING, SIGNING AND DATING THE ENCLOSED GOLD PROXY CARD AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT OR BY USING THE GOLD PROXY CARD TO AUTHORIZE A PROXY BY TELEPHONE OR INTERNET. IF YOU HAVE SIGNED THE GOLD PROXY CARD AND DO NOT PROVIDE INSTRUCTIONS, YOUR SHARES OF COMMON STOCK REPRESENTED BY THE GOLD PROXY CARD WILL BE VOTED “AGAINST” THE COMPANY’S PROPOSAL TO APPROVE THE ADJOURNMENT OF THE 2016 ANNUAL MEETING.

OTHER MATTERS

Except for the matters discussed above, TSLX is not aware of any other matters to be presented for approval at the 2016 Annual Meeting. However, should other matters be brought before the 2016 Annual Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in accordance with their best judgment in relation to such additional matters pursuant to the discretionary authority granted in the accompanying proxy card.

NO APPRAISAL OR DISSENTER’S RIGHTS

Stockholders will not have rights of appraisal or similar dissenter’s rights with respect to any matters identified in this Proxy Statement to be acted upon at the 2016 Annual Meeting.

AUDITORS

According to information contained in the TICC Proxy Statement, the Audit Committee of the Board has selected PricewaterhouseCoopers LLP to serve as the Company’s independent registered public accounting firm to examine the books, records and accounts of the Company and its subsidiaries for the fiscal year ending December 31, 2016, subject to ratification by Stockholders at the 2016 Annual Meeting. It is expected that a member of PricewaterhouseCoopers LLP will be present at the 2016 Annual Meeting to make a statement if he or she desires to do so and will be available to respond to appropriate questions.

The following information concerning PricewaterhouseCoopers LLP has been reproduced from the TICC Proxy Statement:

PricewaterhouseCoopers LLP has advised us that neither the firm nor any present member or associate of it has any material financial interest, direct or indirect, in the Company or its affiliates. [...]

For the years ended December 31, 2015 and December 31, 2014, the Company incurred the following fees for services provided by PricewaterhouseCoopers LLP, including expenses:

	Fiscal Year Ended December 31, 2015	Fiscal Year Ended December 31, 2014
Audit Fees	$1,729,161	$1,952,244
Audit-Related Fees(1)	—	—
Tax Fees	74,736	55,200
All Other Fees	—	—
Total Fees:	$1,803,897	$2,007,444

(1)	The amount of $127,000 previously disclosed as “audit-related fees” for the fiscal year ended December 31, 2014 was reclassified as “audit fees” to conform to the classification for the fiscal year ended December 31, 2015.

Audit Fees. Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements, including reviews of interim financial statements, and services that are normally provided by PricewaterhouseCoopers LLP in connection with statutory and regulatory filings and services provided in connection with securities offerings.

Audit-Related Fees. Audit-related services consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” These services include attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax Fees. Tax fees consist of fees billed for professional services for tax compliance. These services include assistance regarding federal, state, and local tax compliance.

All Other Fees. All other fees would include fees for products and services other than the services reported above. […]

Pre-Approval Policy. The Audit Committee has established a pre-approval policy that describes the permitted audit, audit-related, tax and other services to be provided by PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm. The policy requires that the Audit Committee pre-approve the audit and non-audit services performed by the independent auditor in order to assure that the provision of such service does not impair the auditor’s independence.

Any requests for audit, audit-related, tax and other services that have not received general pre-approval must be submitted to the Audit Committee for specific pre-approval, irrespective of the amount, and cannot commence until such approval has been granted. Normally, pre-approval is provided at regularly scheduled meetings of the Audit Committee. However, the Audit Committee may delegate pre-approval authority to one or more of its members. The member or members to whom such authority is delegated shall report any pre-approval decisions to the Audit Committee at its next scheduled meeting. The Audit Committee does not delegate its responsibilities to pre-approve services performed by the independent registered public accounting firm to management.

During the year ended December 31, 2015, the Audit Committee pre-approved 100% of non-audit services in accordance with the pre-approval policy described above.

TSLX recommends that you vote “FOR” the ratification of the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016. Please refer to the section entitled “Proposal No. 3: The Company’s Proposal to Ratify the Appointment of PricewaterhouseCoopers LLP” for additional information.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by TSLX. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Solicitations may also be made by certain of the respective directors, officers, members and employees of TSLX, none of whom will, except as described in Annex A or elsewhere in this Proxy Statement, receive additional compensation for such solicitation. The Nominee may make solicitations of proxies but, except as described herein, will not receive compensation for acting as the Nominee.

We have retained MacKenzie Partners, Inc. for solicitation and advisory services in connection with solicitations relating to the 2016 Annual Meeting. MacKenzie Partners, Inc. is to receive a fee of up to approximately $350,000, inclusive of reimbursement for its reasonable out-of-pocket expenses, for its services to TSLX in connection with the solicitation.

MacKenzie Partners, Inc. will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. TSLX has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. TSLX will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that MacKenzie Partners, Inc. will employ approximately 35 persons to solicit Stockholders for the 2016 Annual Meeting.

We will request brokerage firms, banks and other nominees and fiduciaries to forward all materials related to this proxy solicitation to the beneficial owners of shares of Common Stock held of record. TSLX may reimburse these record holders for their reasonable out-of-pocket expenses in so doing.

The entire expense of soliciting proxies for the 2016 Annual Meeting by TSLX, or on TSLX’s behalf, is being borne by TSLX. Although no precise estimate can be made at the present time, the total expenditures in furtherance of, or in connection with, this solicitation are estimated to be approximately $1.0 million. As of the date hereof, TSLX has incurred approximately $500,000 of total expenditures in furtherance of, or in connection with, this solicitation.

TSLX may seek reimbursement for its expenses incurred in connection with this solicitation if the Nominee is elected as a director of TICC or if TSLX is successful in its solicitation of proxies to terminate the Investment Advisory Agreement. The question of such reimbursement must be approved by a majority of the independent directors of the Board pursuant to the 1940 Act, and will not be submitted to a vote of Stockholders. TSLX does not expect that Mr. Millet would recuse himself from that vote, in light of his independence from TSLX. The Maryland General Corporation Law does not impose on a Maryland corporation any obligation to reimburse the successful bidder in a proxy contest, and the Board may deny a request for such reimbursement.

JUNE SOLICITATION

TSLX mailed its definitive proxy statement, together with the accompanying GOLD proxy card, to TICC stockholders on or about June 20, 2016, before TICC had filed its preliminary proxy for the 2016 Annual Meeting. Because TSLX did so before the filing of TICC’s preliminary proxy statement, TSLX’s June 20 proxy statement and accompanying proxy card did not include the Bylaws Amendment Proposal as TSLX was unaware at that time, and had no reason to believe, that it would be presented at the 2016 Annual Meeting, particularly since the TICC Board has the exclusive power to amend TICC’s Bylaws.

TSLX determined to proceed with its June mailing in light of TICC’s significant delays in filing its preliminary proxy statement, setting a record date and announcing the meeting date this year as compared to the dates by which it took such actions in each prior year of its existence. TICC has historically filed its proxy statement by the end of April and never later than May 18. In addition, this year will be the first year since TICC’s inception in 2003 that the annual meeting will be held later than June 18. Notably, during the period from April 29 (the latest date that TICC had ever set its record date for any prior annual meeting before this year) through the July 8, 2016 Record Date for the 2016 Annual Meeting, despite having not purchased TICC shares in the last four years, Jonathan H. Cohen, Saul B. Rosenthal and Charles M. Royce, insiders with a significant financial stake in TICC Management, purchased 726,106, 726,106 and 363,053 shares of TICC common stock, respectively, in 27 separate purchases.

Now, after this substantial delay, TICC has stated in its proxy statement that it may challenge votes on the proxy cards that we distributed on June 20, 2016. Put simply, we believe TICC’s claims are without merit. According to our Maryland counsel, Venable LLP, any proxy cards distributed by us on June 20, 2016 and returned by holders of TICC common stock as of the Record Date and not revoked are valid under the Maryland General Corporation Law and TSLX intends to have its proxy holders exercise those proxies at the 2016 Annual Meeting. However, TSLX has determined that it will not have its proxy holders exercise their discretionary authority under such proxies with respect to the Bylaws Amendment Proposal.

Any stockholder who previously returned the June 20 proxy card and wishes to grant a proxy with respect to the Bylaws Amendment Proposal should sign, date and return the enclosed GOLD proxy card or authorize a proxy over the Internet or by telephone in the manner provided on the enclosed GOLD proxy card. The enclosed GOLD proxy card includes the Bylaws Amendment Proposal as well as the other four proposals. Please note that only the latest dated proxy you submit will be counted.

INFORMATION ABOUT THE PARTICIPANTS

TSLX and Mr. Millet are participants in this solicitation of proxies for the 2016 Annual Meeting. In addition, the directors and officers of TSLX listed on Schedule I of Annex A hereto may also be deemed participants in this solicitation. Information concerning TSLX, Mr. Millet and other persons who may also be deemed to be participants is set forth in Annex A and is incorporated into this Proxy Statement by reference.

All TSLX per share amounts in this Proxy Statement give effect to the stock split in the form of a stock dividend, which was effected on December 5, 2013.

The TICC Proxy Statement contains certain information and disclosure required by applicable law as well as other information and disclosure including, among other things, securities of the Company held by the Company’s directors, nominees, management and 5% Stockholders, certain biographical information on the Company’s directors and executive officers, information concerning all matters requiring the approval of Stockholders, including the election of a director, information concerning executive compensation, information concerning the Company’s procedures for nominating directors, information concerning the committees of the Board, other information concerning the Board and procedures for submitting proposals for the next annual meeting of Stockholders, information on how to obtain directions to be able to attend the 2016 Annual Meeting and vote in person and information on the effect of terminating the Investment Advisory Agreement under the TICC CLO 2012-1 LLC contract. Stockholders should refer to the Company’s public filings in order to review this disclosure. TSLX has no knowledge of, or responsibility for, the accuracy of the Company’s disclosures in its proxy materials.

INFORMATION REGARDING TICC

According to TICC’s proxy statement for the 2015 annual meeting of Stockholders, TICC is a Maryland corporation with its principal executive office located at 8 Sound Shore Drive, Suite 255, Greenwich, Connecticut 06830.

TICC is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith is required to file reports, proxy statements and other information with the SEC. Reports, registration statements, proxy statements and other information filed by TICC with the SEC, including the TICC Proxy Statement, are and will be publicly available at the SEC’s website: http://www.sec.gov.

Please refer to Annex C for information regarding persons who beneficially own more than 5% of the Common Stock and the ownership of the Common Stock by the management and directors of TICC.

CERTAIN ADDITIONAL INFORMATION

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple Stockholders in your household. TSLX will promptly deliver a separate copy of the document to you if you write to our proxy solicitor, MacKenzie Partners, Inc., at the following address: 105 Madison Avenue, New York, New York 10016, call toll free at (800) 322-2885, or email TPG@mackenziepartners.com. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

The information concerning the Company contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information relating to any person other than the Nominee or TSLX is given only to the knowledge of TSLX.

This Proxy Statement is dated July 14, 2016. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to Stockholders shall not create any implication to the contrary.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY SHARES YOU OWN. TSLX URGES YOU TO MARK, SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD TODAY TO AUTHORIZE A PROXY TO VOTE (1) “FOR” THE ELECTION OF TSLX’S NOMINEE, T. KELLEY MILLET, (2) “FOR” THE BYLAWS AMENDMENT PROPOSAL, (3) “FOR” THE ACCOUNTANT RATIFICATION PROPOSAL, (4) “FOR” TSLX’S PROPOSAL TO TERMINATE THE INVESTMENT ADVISORY AGREEMENT AND (5) “AGAINST” THE ADJOURNMENT PROPOSAL.

STOCKHOLDER PROPOSALS

The following description of the requirements for submitting Stockholder proposals for the 2016 Annual Meeting has been reproduced from the TICC Proxy Statement:

Any stockholder proposals submitted pursuant to the SEC’s Rule 14a-8 for inclusion in the Company’s proxy statement and form of proxy for the 2017 annual meeting of stockholders must be received by the Company on or before March 14, 2017. Such proposals must also comply with the requirements as to form and substance established by the SEC if such proposals are to be included in the Company’s proxy statement and form of proxy. The submission of a proposal does not guarantee its inclusion in the Company’s proxy statement or presentation at the 2017 annual meeting of stockholders. Any such proposal should be mailed to: TICC Capital Corp., c/o Bruce L. Rubin, Corporate Secretary, 8 Sound Shore Drive, Suite 255, Greenwich, Connecticut 06830. In order for any proposal by a stockholder made outside of Rule 14a-8 under the Exchange Act to be considered “timely” within the meaning of Rule 14a-4(c) under the Exchange Act, it must be received by us not later than May 28, 2017. If your proposal is not “timely” within the meaning of Rule 14a-4(c), then proxies solicited by us for the 2017 annual meeting of stockholders may confer discretionary authority to us to vote on that proposal.

Stockholder proposals or director nominations for the Company to be presented at the 2017 annual meeting of stockholders, other than stockholder proposals submitted pursuant to the SEC’s Rule 14a-8, must be delivered to, or mailed and received at, the principal executive offices of the Company not less than 90 days nor more than 120 days prior to the first anniversary of the date of mailing of the notice for the preceding year’s annual meeting of stockholders. For the 2017 annual meeting of stockholders, the Company must receive such proposals and nominations between March 14, 2017 and April 13, 2017. If the date of the mailing of the notice for the 2017 annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of mailing of the notice for the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the 120th day prior to the date of mailing of the notice for the 2017 annual meeting and not later than the close of business on the later of the 90th day prior to the date of mailing of the notice for the 2017 annual meeting or the 10th day following the day on which public announcement of the date of mailing of the notice for such meeting is first made. Proposals must also comply with the other requirements contained in the Company’s Bylaws, including supporting documentation and other information. Proxies solicited by the Company will confer discretionary voting authority with respect to these proposals, subject to SEC rules governing the exercise of this authority.

Once TICC publicly discloses the deadlines that were left blank by TICC in the above excerpt, TSLX will supplement this Proxy Statement to include such information and file revised definitive proxy materials with the SEC. The incorporation of this information in this Proxy Statement should not be construed as an admission by TSLX that such procedures are legal, valid or binding.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Proxy Statement, and the documents referred to or incorporated by reference into this Proxy Statement, are forward-looking statements including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future performance or activities and are subject to many risks and uncertainties. Due to such risks and uncertainties, actual events or results or actual performance may differ materially from those reflected or contemplated in such forward-looking statements. Forward-looking statements can be identified by the use of the future tense or other forward-looking words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” “should,” “may,” “will,” “objective,” “projection,” “forecast,” “management believes,” “continue,” “strategy,” “position,” or the negative of those terms or other variations of them or by comparable terminology.

Important factors that could cause actual results to differ materially from the expectations set forth in this Proxy Statement include, among other things, the factors identified under the section entitled “Risk Factors” in TICC’s Annual Report on Form 10-K for the year ended December 31, 2015, as amended, its Quarterly Report on Form 10-Q for the first quarter of 2016 and any subsequent Current Reports on Form 8-K. Such forward-looking statements should therefore be construed in light of such factors, and TSLX is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

TPG SPECIALTY LENDING, INC.

July 14, 2016

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ANNEX A

INFORMATION ABOUT THE PARTICIPANTS

TSLX and T. Kelley Millet are participants in this solicitation of proxies for the 2016 Annual Meeting. In addition, the directors and officers of TSLX listed on Schedule I hereto may also be deemed participants in this solicitation. Solicitation in the manner set forth in this Proxy Statement may be made by the participants, none of whom will receive any additional or special compensation in connection with such solicitation, except with respect to the Nominee as described elsewhere in this Proxy Statement. Information concerning TSLX, Mr. Millet and other persons who may also be deemed to be participants is set forth below.

Information about TPG Specialty Lending, Inc.

TSLX, a Delaware corporation, is a specialty finance company that has elected to be regulated as a BDC under the 1940 Act. TSLX seeks to generate current income primarily through direct originations of senior secured loans and, to a lesser extent, originations of mezzanine and unsecured loans and investments in corporate bonds and equity securities. TSLX leverages the deep investment, sector and operating resources of TPG Special Situations Partners which, with approximately $16 billion of assets under management as of March 31, 2016, is the dedicated special situations and credit platform of TPG, a global private investment firm with approximately $74 billion of assets under management as of March 31, 2016. The principal occupation and business address of each of the directors and officers of TSLX is listed on Schedule I hereto. The address of the principal business and the address of the principal office of TSLX is TPG Specialty Lending, Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. More information about TSLX can be found at www.tpgspecialtylending.com. None of the information available on www.tpgspecialtylending.com shall be deemed incorporated by reference into this Proxy Statement.

As of the date of this Proxy Statement, TSLX beneficially owns 1,633,719 shares of Common Stock, 1,059 of which are also owned of record. TSL Advisers, LLC, in its capacity as an investment adviser to TSLX, holds voting and dispositive power over, and may be deemed to be the beneficial owner of, all of the shares of Common Stock held by TSLX. TSSP HoldCo Management, LLC is the managing member of TSL Advisers, LLC and, as a result, may be deemed to be the beneficial owner of all of the shares of Common Stock held by TSLX. TSSP HoldCo Management, LLC is managed by its board of directors, whose members are Messrs. David Bonderman, James Coulter and Alan Waxman. Any decision or determination by the board of directors of TSSP HoldCo Management, LLC requires unanimous approval of the directors in attendance once a quorum is established. Messrs. Bonderman, Coulter and Waxman may also be deemed to be the beneficial owners of all of the shares of Common Stock held by TSLX. The address of each of TSL Advisers, LLC and TSSP HoldCo Management, LLC is 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. The address of each of Messrs. David Bonderman, James Coulter and Alan Waxman is c/o TSL Advisers, LLC, 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

Except as described herein or in the Proxy Statement, after reasonable inquiry, neither TSLX nor any of the persons listed on Schedule I hereto is the record or beneficial owner, directly or indirectly, of any securities of the Company or any parent or subsidiary of the Company, and none of their associates is a beneficial owner, directly or indirectly, of any securities of the Company.

Set forth in Schedule II hereto are transactions in the Company’s securities effected by TSLX within the past two years. No part of the purchase price or market value of these securities is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities. Other than as set forth in this Annex A, neither TSLX nor any of the persons listed on Schedule I hereto has effected any transaction in any securities of the Company within the last two years.

During the past ten years, neither TSLX nor any of the persons listed on Schedule I hereto has been convicted in a criminal proceeding or has been named the subject of a pending criminal proceeding (excluding traffic violations or similar misdemeanors).

Except for the engagement of MacKenzie Partners, Inc. as proxy solicitor for TSLX, as further described herein under the section entitled “Solicitation of Proxies” and in connection with the Special Meeting, neither TSLX nor any of the persons listed on Schedule I hereto is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

Since the beginning of the Company’s last fiscal year, neither TSLX nor any of the persons listed on Schedule I hereto, or any of their respective associates or immediate family members, has had or will have any material interest, direct or indirect, in any transaction, or any currently proposed transaction, to which the Company or any of its subsidiaries was or is to be a participant and in which the amount involved exceeds $120,000.

Other than as disclosed in this Proxy Statement, to the best of our knowledge, neither TSLX nor any of the persons listed on Schedule I hereto or any of their respective associates, has any substantial interest, direct or indirect, through security holdings or otherwise, in any matter to be acted upon at the 2016 Annual Meeting. Other than as disclosed in this Proxy Statement, to the best of our knowledge, neither TSLX nor any of the persons listed on Schedule I hereto or any of their respective associates, has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

If our proposal to terminate the Investment Advisory Agreement is approved, our existing investment adviser, TSL Advisers, LLC, may offer its services as a new adviser to the Company. Because it would be the Board’s prerogative to select and evaluate potential candidates subject to the procedures described in the section entitled “Proposal No. 2,” however, TSLX has not, to date, considered other candidates that it might propose as a replacement for the Existing Adviser. In the event that TSL Advisers, LLC were to become the new adviser to the Company, it would presumably be compensated for its services on market terms, and it is also possible that our adviser may ultimately propose that the Company and TSLX be combined, on terms and conditions acceptable to the independent directors of each of the Company and TSLX, as contemplated by the 1940 Act. In addition, we are the beneficial owner of 1,633,719 shares of Common Stock, and expect that approval of our proposal to terminate the Investment Advisory Agreement will have a positive effect on the value of such shares.

Information About the Nominee

As of the date of this Proxy Statement, Mr. Millet owns no shares, either beneficially or of record, of Common Stock or other securities of the Company.

Mr. Millet, age 56, is the CEO, Vice Chairman, Treasurer and member of the board of directors of Banca IMI Securities Corp., a provider of banking and brokerage services to institutional investors. In addition, Mr. Millet currently serves on the board of directors of Investment Technology Group, Inc., where he is also a member of the Audit, Capital and Technology Committees. From 2012 until 2016, Mr. Millet served on the board of The Mutual Fund Store, a provider of personalized financial planning and money management services. From 2013 to 2014, Mr. Millet served as a consultant to Investment Technology Group, Inc.’s CEO and board of directors. Previously, (a) from 2012 until 2013, Mr. Millet served as Co-President, Partner and a member of the board of directors of Pierpont Securities LLC, a fixed income broker-dealer, (b) from 2011 until 2012, Mr. Millet was CEO and a member of the board of directors of the broker-dealer, Cortview Capital Holdings Inc. and (c) from 2006 until 2011, Mr. Millet served as President and as a member of the board of directors of MarketAxess Holdings Inc., a publicly-traded company that operates an electronic fixed income trading platform. Prior to MarketAxess Holdings Inc., Mr. Millet was Global Head of Capital Markets and Credit Trading at Bear Stearns & Co. Inc. from 2001 through 2006. From 1982 to 2001, Mr. Millet held a variety of positions at JPMorgan Chase & Co., which culminated in his appointment as Managing Director, Head of Global Syndicate and Capital Markets. Mr. Millet received a B.A. from Amherst College. Mr. Millet’s significant experience as a senior executive coupled with his extensive financial expertise and public company board experience well qualifies him for service on the Board.

Name, Address and Age	Position(s) Held with the Company	Term of Office and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Portfolios in Fund Complex to be Overseen by Nominee if Elected	Other Directorships Held by Nominee
T. Kelley Millet, age 56, 62 Hoaglands Lane, Old Brookville, New York 11545	N/A	N/A	See above	One (TICC Capital Corp.)	Banca IMI Securities Corp.; Investment Technology Group, Inc.

Other than as indicated above, Mr. Millet does not hold, nor has held during the past five years, any other directorship in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the 1940 Act.

Mr. Millet has agreed to be nominated as a director by TSLX. TSLX and Mr. Millet have signed a letter agreement, pursuant to which TSLX has agreed to (i) pay to Mr. Millet a one-time, non-refundable fee in the amount of $40,000, (ii) reimburse Mr. Millet for all reasonable and documented expenses (including any necessary travel and lodging) incurred in the performance of his responsibilities as the Nominee and (iii) directly pay for the reasonable and documented legal fees and expenses incurred by one independent legal counsel of his choosing to advise and represent him in connection with his entry into the above-referenced letter agreement. Pursuant to the same letter agreement, TSLX has also agreed to indemnify Mr. Millet in connection with losses arising from the solicitation of proxies for his election at the 2016 Annual Meeting or his being named the Nominee, subject to certain customary exceptions.

Mr. Millet expects, if elected, to receive such compensation and other benefits as are afforded by the Company to its independent directors generally and to be indemnified for service as a director to the same extent indemnification is provided to other directors under the Company’s Charter and Bylaws, including by entering into an indemnification agreement in a form substantially similar to any Company form director indemnification agreement. In addition, we expect that upon election, Mr. Millet would be covered by the Company’s director’s and officer’s liability insurance, if any, to the same extent as the other directors of the Company and be entitled to any other benefits made available to the independent directors of the Company. Other than as described in the Company’s publicly filed documents, Mr. Millet is not aware of any arrangements pursuant to which outside directors of the Company were to be compensated for services during the Company’s last fiscal year.

Other than as described above, Mr. Millet has no material relationship or agreement with TSLX and there are no arrangements or understandings between Mr. Millet and any other party pursuant to which Mr. Millet was or is to be selected as a director or nominee to the Board.

During the past ten years, Mr. Millet has not been convicted in any criminal proceeding nor has been named the subject of a pending criminal proceeding (excluding traffic violations or similar misdemeanors).

Within the past ten years, Mr. Millet has not been involved in any legal or other proceeding that would be required to be disclosed under Item 401(f) of Regulation S-K.

Mr. Millet does not own beneficially, directly or indirectly, or of record any shares of Common Stock or other securities of the Company or Oxford Lane Capital Corp. (“OXLC”), nor has Mr. Millet purchased or sold any securities of the Company or OXLC in the past two years.

Mr. Millet does not own beneficially, directly or indirectly, any shares of Common Stock or other securities of any parent or subsidiary of the Company. None of Mr. Millet’s associates owns beneficially, directly or indirectly, any shares of Common Stock or other securities of the Company or OXLC.

Mr. Millet is not, and within the past year has not been a party to, any contracts, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies.

Neither Mr. Millet nor any of his associates has any arrangement or understanding with any person (i) with respect to any future employment by the Company or any affiliated person thereof or (ii) with respect to any future transactions to which the Company or any affiliated person thereof will or may be a party.

Neither Mr. Millet nor any of his associates is involved in any material legal proceeding in which he or they is or are a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Mr. Millet does not hold any positions or offices with the Company.

No company or organization with which Mr. Millet has been employed in the past five years is a parent, subsidiary or other affiliate of the Company.

There are no family relationships (as defined in Item 401(d) of Regulation S-K) between Mr. Millet and any director or executive officer of the Company or any person nominated or chosen by the Company to become a director or executive officer of the Company.

Mr. Millet is not a current or former officer of the Company and Mr. Millet was not an employee of the Company during fiscal year 2015. During fiscal year 2015, no executive officer of the Company served as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity of which Mr. Millet was an executive officer.

None of Mr. Millet, any member of his immediate family or any of his associates had, or expects to have, a direct or indirect material interest in any transaction, since the beginning of the Company’s last fiscal year, or any currently proposed transaction, in which the Company was or is to be a participant and the amount involved exceeds $120,000.

Mr. Millet does not have a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the 2016 Annual Meeting.

Based on the information furnished by Mr. Millet, TSLX believes that, if elected as a director of the Company, Mr. Millet would be considered an “independent director” under the applicable corporate governance guidelines and NASDAQ Stock Market listing standards and would not be considered an “interested person” within the meaning of Section 2(a)(19) of the 1940 Act. TSLX has no knowledge of any facts that would prevent a determination that Mr. Millet is independent or is not an interested person under such standards.

Other than as stated elsewhere in this Proxy Statement, there are no agreements, arrangements or understandings between TSLX or any of its affiliates, associates and advisors, and Mr. Millet or any other person or persons pursuant to which the nominations described herein are to be made, and TSLX and its affiliates, associates and advisors have no material interest in such nomination, including any anticipated benefit therefrom to TSLX or any of its affiliates, associates or advisors.

Mr. Millet was not at any time during the Company’s last fiscal year a director, officer, beneficial owner of more than ten percent of any class of equity securities of the Company registered pursuant to Section 12 of the Exchange Act or otherwise subject to Section 16 of the Exchange Act with respect to the Company because of the requirements of Section 30 of the 1940 Act that failed to file on a timely basis reports required by Section 16(a) of the Exchange Act (including any report on Form 3, Form 4 or Form 5 or any amendment thereto) during the Company’s last fiscal year or prior fiscal years.

Neither Mr. Millet nor any spouse of Mr. Millet, child residing in Mr. Millet’s household (including step and adoptive children), nor any dependent, as defined in Section 152 of the Internal Revenue Code, of Mr. Millet (an “Immediate Family Member”) currently or during the past five years has any direct or indirect interest, the value of which exceeds $60,000, in: (i) an investment adviser or principal underwriter of the Company or (ii) a person (other than a registered investment company) directly or indirectly controlling, or controlled by, or under common control with, an investment adviser or principal underwriter of the Company.

During the past five years, neither Mr. Millet nor any Immediate Family Member has had any material interest, direct or indirect, in any transaction or series of similar transactions in which the amount involved exceeds $60,000 and to which any of the following persons was or is to be a party: (i) the Company, (ii) an officer of the Company, (iii) an investment company, or a person that would be an investment company but for the exclusions provided by Sections 3(c)(1) and 3(c)(7) of the 1940 Act, having the same investment adviser(s) or principal underwriter(s) as the Company or having an investment adviser or principal underwriter that directly or indirectly controls, is controlled by, or is under common control with an investment adviser or principal underwriter, of the Company, (iv) an officer of an investment company, or a person that would be an investment company but for the exclusions provided by Sections 3(c)(1) and 3(c)(7) of the 1940 Act, having the same investment adviser(s) or principal underwriter(s) as the Company or having an investment adviser or principal underwriter that directly or indirectly controls, is controlled by, or is under common control with an investment adviser or principal underwriter of the Company, (v) an investment adviser or principal underwriter of the Company, (vi) an officer of an investment adviser or principal underwriter of the Company, (vii) a person directly or indirectly controlling, controlled by, or under common control with an investment adviser or principal underwriter of the Company or (viii) an officer of a person directly or indirectly controlling, controlled by, or under common control with an investment adviser or principal underwriter of the Company.

Neither Mr. Millet nor any Immediate Family Member has any direct or indirect relationship, in which the amount involved exceeds $60,000, that exists, or has existed at any time since the beginning of the last two completed fiscal years of the Company, or is currently proposed, with any of the persons specified in the immediately preceding paragraph, including (i) payments for property or services to or from any such person, (ii) provision of legal services to any such person, (iii) provision of investment banking services to any such person, other than as a participating underwriter in a syndicate and (iv) any consulting or other relationship that is substantially similar in nature and scope to such relationships with any such person.

No officer of an investment adviser or principal underwriter of the Company, or an officer of a person directly or indirectly controlling, controlled by, or under common control with an investment adviser, or principal underwriter of the Company, serves, or has served since the beginning of the last two completed fiscal years of the Company, on the board of directors of a company where Mr. Millet or an Immediate Family Member is, or was since the beginning of the last two completed fiscal years of the Company, an officer.

There are no material pending legal proceedings, other than ordinary routine litigation incidental to the Company’s business, to which Mr. Millet or an affiliated person of Mr. Millet is a party adverse to the Company or subsidiaries or any of its affiliated persons or has a material interest adverse to the Company or subsidiaries or any of its affiliated persons.

Schedule I

TSLX Directors and Executive Officers

The following is a list of the directors and executive officers of TSLX, setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person. The current business address of each such person is TPG Specialty Lending, Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102. Each of the persons listed below is a citizen of the United States, except for Ian Simmonds who is a citizen of both Australia and the United Kingdom.

Name	Present Position
Joshua Easterly	Director and Chairman of the Board of Directors and Co-Chief Executive Officer, TPG Specialty Lending, Inc. Partner, TPG/TPG Special Situations Partners Co-Chief Investment Officer, TSL Advisers, LLC

Michael Fishman	Co-Chief Executive Officer and Director, TPG Specialty Lending, Inc. Partner, TPG Special Situations Partners

Robert (Bo) Stanley	President, TPG Specialty Lending, Inc. Managing Director, TPG Special Situations Partners

Richard Higginbotham	Director, TPG Specialty Lending, Inc.

John Ross	Director, TPG Specialty Lending, Inc.

Ronald Tanemura	Director, TPG Specialty Lending, Inc.

Ian Simmonds	Chief Financial Officer, TPG Specialty Lending, Inc. Managing Director, TPG Special Situations Partners

Michael Graf	Vice President and Principal Accounting Officer, TPG Specialty Lending, Inc.

Jennifer Gordon	Vice President, Chief Compliance Officer and Secretary, TPG Specialty Lending, Inc. Managing Director, Chief Compliance Officer and Deputy Chief Operating Officer, TPG Special Situations Partners

Steven Pluss	Vice President, TPG Specialty Lending Inc. Chief Risk Officer, TPG Special Situations Partners Partner, TPG/TPG Special Situations Partners

David Stiepleman	Vice President, TPG Specialty Lending, Inc. Chief Operating Officer, TPG Special Situations Partners Partner, TPG/TPG Special Situations Partners

Alan Waxman

Vice President, TPG Specialty Lending Inc.

Chief Investment Officer, TPG Special Situations

    Partners

Partner, TPG/TPG Special Situations Partners

Executive Committee Member, TPG

Co-Chief Investment Officer, TSL Advisers, LLC

Schedule II

TSLX Purchases of Shares of Common Stock

During the past two years, TSLX purchased shares of Common Stock in open market transactions as indicated below. No indebtedness was incurred by TSLX for the purpose of acquiring or holding these shares of Common Stock.

Date of Transaction (Trade Settle)	Identity of Purchaser	Amount of Shares of Common Stock
8/5/2015	TSLX	234,000
8/6/2015	TSLX	126,000
8/7/2015	TSLX	207,000
8/10/2015	TSLX	74,000
8/11/2015	TSLX	32,000
8/12/2015	TSLX	25,000
8/13/2015	TSLX	55,000
8/14/2015	TSLX	4,660
8/17/2015	TSLX	77,000
8/18/2015	TSLX	33,000
8/19/2015	TSLX	60,000
8/20/2015	TSLX	85,000
8/21/2015	TSLX	571,000
8/24/2015	TSLX	50,000
3/31/2016	TSLX	59	*

*	On March 31, 2016, TSLX received 59 shares of Common Stock through TICC’s dividend reinvestment plan (“DRIP”) with respect to certain of its shares. The DRIP automatically reinvests stockholders’ cash distributions in shares of Common Stock unless such holders opt out and elect to receive cash. TSLX’s election to receive cash for the March 31, 2016 dividend for those shares was not processed sufficiently in advance of the dividend record date. TSLX has determined that it will not vote these 59 shares at the 2016 Annual Meeting.

ANNEX B

FORM OF NOMINATION AGREEMENT

Dear [Nominee]:

This letter agreement, dated [●] (this “Agreement”), is with reference to your agreement to become a nominee (a “Nominee”) of TPG Specialty Lending, Inc., a Delaware corporation (“TSLX”), for election to the board of directors (the “Board”) of TICC Capital Corp., a Maryland corporation (“TICC”), at the 2016 annual stockholders’ meeting of TICC, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”). If TSLX determines to proceed, it expects that it would solicit proxies in favor of your election to the Board of TICC in connection with the Annual Meeting (the “Solicitation”).

A.  Responsibilities of Nominee.

(1)  You agree (a) to be named as a Nominee in any and all solicitation materials prepared by TSLX in connection with the Solicitation, (b) to provide true and complete information concerning your background, experience, abilities and integrity as may be reasonably requested from time to time by TSLX (including, without limitation, all information required under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”) to be disclosed in any proxy statement or other materials prepared by TSLX in connection with the Solicitation (collectively, the “Solicitation Materials”)), and not to omit information that is material to an understanding of your background, experience, abilities and integrity, (c) that your agreement to be a Nominee, and the information referred to in clause (b) of this paragraph (1) may be disclosed by TSLX, in the Solicitation Materials and (d) if elected, to serve as a director of TICC, and in that capacity to act in the best interests of TICC and its stockholders and to exercise your independent judgment in accordance with your fiduciary duties in all matters that come before the Board. You also agree to sign the form of consent in favor of TICC set forth in Exhibit A. In addition, if requested by TSLX, you agree to attend one or more meetings with the proxy advisory firm, Institutional Shareholder Services Inc., also referred to as ISS.

(2)  For the period starting from the date of this Agreement and ending at the earlier of (a) your election to the Board (or if the election or qualification of members to the Board is contested on any grounds, such later date that such contest is resolved) and (b) the date you have been notified by TSLX that it will not commence the Solicitation or has abandoned the Solicitation or will not nominate you to the Board or that the requisite number of votes for your election to the Board has not been obtained (the “Nomination Period”), you shall consult with TSLX concerning, and to the extent practicable preview for TSLX the content of, any public statement (written or oral), disclosure or announcement with respect to the Solicitation, the matters before the Annual Meeting, this Agreement or the actions contemplated hereby.

(3)  The parties acknowledge and agree that you are not an employee or an agent or otherwise a representative of TSLX, that you are independent of, and not controlled by or acting at the direction of, TSLX, that you are not an “interested person” of TSLX or TICC, as defined in the Investment Company Act of 1940, as amended, that, if elected, you will be acting as a director of TICC, on behalf of TICC and all of the stockholders of TICC and will in no way be controlled by or acting at the direction of TSLX and that, as a result, there is, and can be, no agreement between you and TSLX that governs any decisions you may make as a member of the Board. You shall have no authority to act as an agent of TSLX and you shall not represent the contrary to any person.

B.  Responsibilities of TSLX. Notwithstanding anything in this Agreement to the contrary, TSLX is not obligated to nominate you to the Board or to commence or complete the Solicitation. TSLX may withdraw your candidacy or abandon or terminate the Solicitation at any time, for any reason or no reason.

C.  Compensation. In consideration of your agreement to become a Nominee and to be named in the Solicitation Materials, on or promptly following the date hereof, TSLX shall pay to you a one-time, non-refundable fee in the amount of $40,000 by wire transfer of immediately available funds to an account designated by you.

D.  Expenses. TSLX agrees that for duration of the Nomination Period, TSLX will (1) promptly reimburse you for all reasonable and documented expenses (including any necessary travel and lodging) incurred in the performance of your responsibilities as a Nominee and (2) directly pay for the reasonable and documented legal fees and expenses incurred by one independent legal counsel of your choosing to advise and represent you in connection with your entry into this Agreement. The foregoing right to reimbursement and payment shall be in addition to your rights of indemnification and advancement of expenses set forth in this Agreement.

E.  Indemnification; Advancement of Expenses.

(1)  As a material inducement to you to become a Nominee, TSLX hereby agrees to indemnify, defend and hold you harmless from and against any and all losses, claims and other costs and expenses, including, without limitation, all damages, liabilities, judgments, amounts paid or payable in settlement and other expenses (including reasonable and documented fees and disbursements of counsel and costs of investigation) (collectively, “Losses”), to which you may become subject or which you may incur in connection with being made, or threatened with being made, a party or witness (or in any other capacity) to any proceeding at law or in equity or before any governmental agency or board or any other body whatsoever (whether arbitral, civil, criminal, trial, appeal, administrative, formal, informal, investigative or other), arising out of, based upon or related to the Solicitation or your being a Nominee (an “Action”), except to the extent it is finally determined that such Loss arises or results from your gross negligence, bad faith or willful misconduct or any untrue statement of a material fact or omission of a material fact made by you or made by TSLX in reliance upon and in conformity with information furnished by you in the questionnaire provided to you by TSLX or otherwise in connection with the Annual Meeting, the Solicitation or in response to a request from TICC.

(2)  In the event of the commencement or threatened commencement of any Action in respect of which you may seek indemnification from TSLX hereunder, you will give prompt written notice thereof to TSLX; provided that the failure to so provide prompt notice shall not relieve TSLX of its indemnification obligations hereunder except to the extent that TSLX is materially prejudiced as a result thereof. TSLX will be entitled to participate therein, including, without limitation, the negotiation and approval of any settlement of such Action and, to the extent that TSLX may wish, to assume the defense thereof, with counsel reasonably satisfactory to you. TSLX shall in no event be liable for any settlement by you of any such Action effected without the prior written consent of TSLX, which consent shall not be unreasonably withheld, conditioned or delayed.

(3)  TSLX shall not settle, without your prior written consent, any Action in any manner that would impose any penalty, obligation or limitation on you (other than monetary damages for which TSLX agrees to be wholly responsible) or that would contain any language that could reasonably be viewed as an acknowledgement of wrongdoing on your part or otherwise as detrimental to your reputation.

(4)  Your rights to indemnification under this Agreement shall include the right to be advanced any and all expenses incurred in connection with any Action as such expenses are incurred.

(5)  To the extent TSLX makes any payments to you pursuant to this Section E, TSLX shall be subrogated to all rights, if any, that you may have to obtain payments for the same from TICC or any insurance carrier of TICC. You will take reasonable steps to obtain the benefit of such other remedies and if you recover any amounts under any indemnification agreement or entitlement or directors’ insurance coverage of TICC that were based upon Losses already reimbursed by TSLX in accordance with this Agreement, you shall promptly pay such amounts over to TSLX.

F.  General. Notices and other communications under this Agreement shall be in writing and delivered by a nationally-recognized overnight courier with tracking capability, if mailed to you, then to the address set forth above under your name, and, if mailed to TSLX, then to the address indicated above in the letterhead. The failure of a party to insist upon strict adherence to any term contained herein shall not be deemed to be a waiver of such party’s rights thereafter to insist upon strict adherence to that term or to any other term contained herein. In the event that any one or more provisions of this Agreement are deemed to be invalid, illegal or unenforceable by a court of competent jurisdiction, then such provision(s) shall be deemed severed to the least extent possible without affecting the validity, legality and enforceability of the remainder of this Agreement. This Agreement (i) shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflict of laws principles; (ii) contains the entire understanding of the parties with respect to the subject matter contained herein and may not be modified or amended except by mutual written consent; (iii) shall not be assignable by Nominee or TSLX; (iv) shall inure to the benefit of and be binding upon the parties and their respective heirs, representatives, successors and assigns and (v) may be executed in counterparts and delivery of an executed counterpart by electronic means shall be treated as an original. Any action brought in connection with this Agreement shall be brought exclusively in the Court of Chancery of the State of Delaware (or if such court declines to accept jurisdiction over such matter, any state or federal court within the State of Delaware), and the parties hereto hereby irrevocably consent to the jurisdiction of such courts.

G.  Survival. The terms of this Agreement shall survive your becoming a director of TICC, and shall remain effective indefinitely thereafter, but only with respect to actions occurring prior to your becoming a director and you shall not be entitled to indemnification or other rights under this Agreement with respect to any action or inaction by you as a director of TICC or any of its subsidiaries or in any related or similar capacity.

H.  Taxes. Nominee shall be solely responsible for the withholding and/or payment of any federal, state or local income or payroll taxes, and, to the extent consistent with applicable law, TSLX will not withhold any amounts therefrom as federal income tax withholding from wages or as employee contributions under the Federal Insurance Contributions Act or any other state or federal laws.

If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this Agreement.

Very truly yours,

TPG Specialty Lending, Inc.

By:
Name:
Title:

Accepted and agreed:

By:
Name:

EXHIBIT A

Consent in Favor of TICC

TICC Capital Corp.

8 Sound Shore Drive, Suite 255

Greenwich, Connecticut 06830

Attn: Corporate Secretary

Dear Sir or Madam:

You are hereby notified that the undersigned consents to (i) being named as a nominee in the notice provided by TPG Specialty Lending, Inc. (“TSLX”) of its intention to nominate the undersigned as a director of TICC Capital Corp. (“TICC”) at the 2016 annual meeting of stockholders (including any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof, the “Annual Meeting”), (ii) being named in the proxy statement as a nominee, and (iii) serving as a director of TICC if elected at the Annual Meeting.

Very truly yours,

ANNEX C

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

According to the TICC Proxy Statement, the following table sets forth as of the Record Date the beneficial ownership of each current director, the director nominees, the Company’s executive officers, each person known to the Company to beneficially own 5% or more of the outstanding shares of Common Stock, and the executive officers and directors as a group. TICC has not yet publicly filed the TICC Proxy Statement with the SEC. Once TICC publicly files such a proxy statement, TSLX will supplement this Proxy Statement to include any relevant additional or revised information from the TICC Proxy Statement and file revised definitive proxy materials with the SEC.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Ownership information for those persons who beneficially own 5% or more of the shares of Common Stock is based upon Schedule 13G filings by such persons with the SEC and other information obtained from such persons, if available.

Unless otherwise indicated, the Company believes that each beneficial owner set forth in the table below has sole voting and investment power and has the same address as the Company. The Company’s current address is 8 Sound Shore Drive, Suite 255, Greenwich, Connecticut 06830.

Name and Address of Beneficial Owner	Number of Common Stock Owned Beneficially(1)	Percentage of Class(2)
Interested Directors
Jonathan H. Cohen(3)(7)	1,036,513	2.0%
Charles M. Royce(4)(7)	973,436	1.9%
Independent Directors
Steven P. Novak(5)	19,474	*
G. Peter O’Brien	66,510	*
Tonia L. Pankopf	15,937	*
Executive Officers
Saul B. Rosenthal(3)(7)	833,650	1.6%
Bruce L. Rubin(6)	8,900	*
Gerald Cummins	—	—
Executive Officers and Directors as a Group	2,954,013	5.7%

*	Represents less than one percent.
(1)	Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Assumes no other purchases or sales of shares of Common Stock since the information most recently available to TICC. This assumption has been made under the rules and regulations of the SEC and does not reflect any knowledge that TICC has with regard to the present intent of the beneficial owners of shares of Common Stock listed in this table.
(2)	Based on a total of 51,479,409 shares of Common Stock issued and outstanding on the Record Date.
(3)	Includes 407 shares held by BDC Partners, LLC which may be deemed to be beneficially owned by Messrs. Cohen and Rosenthal by virtue of their ownership interests therein.
(4)	Mr. Royce may be deemed to beneficially own 432,821 shares held by Royce Family Investments, LLC and 62,001 shares held by Royce Family Fund, Inc. Mr. Royce disclaims beneficial ownership of any shares directly held by Royce Family Fund, Inc. The address for both of these entities is 8 Sound Shore Drive, Suite 140, Greenwich, CT 06830.
(5)	These shares are held by Mr. Novak’s spouse, which Mr. Novak may be deemed to beneficially own.
(6)	Mr. Rubin may be deemed to beneficially own 688 shares held by his children. Mr. Rubin disclaims beneficial ownership of any shares directly held by his children.
(7)	Includes the allocable portion of the shares held in a joint tenants in common account in which Messrs. Cohen, Rosenthal and Royce each have a 40%, 40% and 20% pecuniary interest, respectively. There are an aggregate of 1,815,267 shares held in such account. The number of shares reported above for each of Messrs. Cohen, Rosenthal and Royce includes only each of their respective pecuniary interests in such account, in addition to any shares such persons may be deemed to beneficially own.

C-1

Set forth below is the dollar range of equity securities beneficially owned by each of the Company’s directors as of the Record Date.

Name of Director	Dollar Range of Equity Securities Beneficially Owned(1)(2)
Interested Directors
Jonathan H. Cohen	Over $100,000
Charles M. Royce	Over $100,000
Independent Directors
Steven P. Novak	Over $100,000
G. Peter O’Brien	Over $100,000
Tonia L. Pankopf	$50,001 – $100,000

(1)	The dollar ranges are: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000 or Over $100,000.
(2)	The dollar range of equity securities beneficially owned in TICC is based on the closing price for shares of Common Stock of $5.50 on the Record Date on the NASDAQ Global Select Market. Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.

C-2

ANNEX D

RECONCILIATION OF CERTAIN NON-GAAP FINANCIAL MEASURES

Fees as a portion of Total Economics of your investment, as set forth in this Proxy Statement, may be considered a non-GAAP financial measure. TSLX provides this information to Stockholders because TSLX believes it enhances Stockholders’ understanding of the relative costs Stockholders bear in relation to the assets generated by operations of TICC and comparable companies included in the BDC Composite as defined above, respectively. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by TSLX may not be comparable to similarly titled amounts used by other companies.

Total Economics = Economic Profit + Shareholder Value Gained / (Lost) due to the Change in Premium / (Discount) to Average NAV

Economic Profit = Increase in Net Assets Resulting from Operations + Total Shareholder Fees & Expenses

Shareholder Value Gained / (Lost) Due to the Change in Premium / (Discount) to Average NAV calculated as the change in premium (or discount) to NAV per share between the close of the trading day following the filing of 12/31/2011 financial statements and the close of the trading day following the release of 3/31/16 financial statements multiplied by the average NAV between those trading days (calculated as shares outstanding on such trading day multiplied by the then-most recently reported NAV per share).

The table that follows illustrates the reconciliation of the net increase in net assets resulting from operations since 2012 to Economic Profit and the calculation of the ratio of Total Shareholder Fees and Expenses to Total Economics for TICC.

TSLX believes that Total Shareholder Fees and Expenses and Total Economics for each company in the BDC Composite was calculated on a substantially equivalent basis to the methodology shown for TICC.

For companies that reported management or incentive fee waivers in the periods subsequent to 12/31/2011, including AINV, FSC and NMFC, which are included in the BDC Composite, Total Shareholder Fees & Expenses and Economic Profit are calculated pro forma as if (i) the fee waivers had not been applied and (ii) the corresponding reduction in pre-incentive fee net investment income resulted in a reduction in incentive fees (calculated by multiplying the amount of management fees waived by the incentive fee rate for each company). No pro forma adjustments were made to NAV per share in the calculation of Shareholder Value Gained / (Lost) Due to Change in Premium / (Discount) to Average NAV.

D-1

($ in thousands, except per share amounts and where noted)	2012	2013	2014	2015	2016 (through Mar 31)	Cumulative
Net Increase in Net Assets Resulting from Operations (GAAP)	$68,323	$58,945	$(3,348)	$(66,134)	$(17,114)	$40,672
Shareholder Fees & Expenses:
Compensation expense (GAAP)	$1,183	$1,648	$1,861	$1,159	$241	$6,092
Investment advisory fees (GAAP)	11,223	19,096	21,150	19,770	3,706	74,945
Professional fees (GAAP)	1,874	1,996	2,150	5,691	2,025	13,736
Insurance (GAAP)(1)	69	69	69	69	0	275
Directors’ Fees (GAAP)(1)	261	323	317	515	0	1,415
Transfer agent and custodian fees (GAAP)(1)	129	229	284	333	0	975
General and administrative (GAAP)	1,028	1,590	1,398	1,340	893	6,249
Net investment income incentive fees (GAAP)	5,460	6,581	5,604	(930)	0	16,715
Capital gains incentive fees (GAAP)	5,509	(1,192)	(3,873)	0	0	444
Total Shareholder Fees & Expenses	26,735	30,339	28,959	27,946	6,865	120,844
Economic Profit (Net Increase in Net Assets Resulting from Operations + Total Shareholder Fees & Expenses)	$95,058	$89,284	$25,611	$(38,188)	$(10,249)	$161,515

TICC NAV Per Share 12/31/2011 (Released 3/15/2012)						$9.30
TICC Share Price 3/16/2012						10.09
Premium / (Discount) to NAV 3/16/2012						9%
Shares Outstanding (millions) (as of 3/16/2012)						37

TICC NAV Per Share 3/31/16 (Released 5/3/2016)						$5.89
TICC Share Price 5/4/2016						4.98
Premium / (Discount) to NAV 5/4/2016						(15)%
Shares Outstanding (millions) (as of 5/4/2016)						51

Change in Premium / (Discount) to NAV						(24)%
Shareholder Value Gained / (Lost) due to Change in Premium / (Disc.) to Average NAV						$(77,699)

Total Economics (Economic Profit + Shareholder Value Gained / (Lost) due to Change in Premium / (Disc.) to Average NAV)						$83,816

Ratio of Total Shareholder Fees & Expenses to Total Economics						144%

(1)	For the quarter ended March 31, 2016, directors’ fees, insurance, and transfer agent and custodian fees, which are separately reported annually but not quarterly, were included in “General and administrative.”

D-2

IMPORTANT

Tell your Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please authorize your proxy by taking three steps:

•	SIGNING the enclosed GOLD proxy card;

•	DATING the enclosed GOLD proxy card; and

•	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

You may also authorize your proxy by telephone or Internet in accordance with the directions included in the accompanying voting instructions form.

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock. Accordingly, please contact the person responsible for your account and instruct that person to execute the GOLD proxy card representing your shares of Common Stock. TSLX urges you to confirm in writing your instructions to TSLX in care of MacKenzie Partners, Inc. at the address provided below so that TSLX will be aware of all instructions given and can attempt to ensure that such instructions are followed.

TSLX RECOMMENDS THAT YOU RETURN A PROXY (1) “FOR” THE ELECTION OF TSLX’S NOMINEE, T. KELLEY MILLET, (2) “FOR” THE BYLAWS AMENDMENT PROPOSAL, (3) “FOR” THE ACCOUNTANT RATIFICATION PROPOSAL, (4) “FOR” TSLX’S PROPOSAL TO TERMINATE THE INVESTMENT ADVISORY AGREEMENT AND (5) “AGAINST” THE ADJOURNMENT PROPOSAL.

If you have any questions or require any additional information concerning this Proxy Statement, please contact MacKenzie Partners, Inc. at the address set forth below.

105 Madison Avenue New York, New York 10016 (212) 929-5500 (Call Collect) or CALL TOLL FREE (800) 322-2885 TPG@mackenziepartners.com

GOLD PROXY

2016 ANNUAL MEETING OF STOCKHOLDERS OF

TICC CAPITAL CORP.

THIS PROXY IS SOLICITED ON BEHALF OF

TPG SPECIALTY LENDING, INC.

T. KELLEY MILLET

P  R  O  X  Y

The undersigned stockholder of TICC Capital Corp., a Maryland corporation (the “Company”), hereby appoints Joshua Easterly and Ian Simmonds, and each of them, as proxies for the undersigned, with full power of substitution in each of them, to attend the 2016 annual meeting of stockholders of the Company, and including at any postponements or adjournments thereof and at any meeting called in lieu thereof (the “2016 Annual Meeting”), to cast on behalf of the undersigned all votes that the undersigned is entitled to cast at the 2016 Annual Meeting and otherwise represent the undersigned at the 2016 Annual Meeting with all powers possessed by the undersigned if personally present at the 2016 Annual Meeting.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned and hereby ratifies and confirms all actions the herein named proxies, their substitutes or any of them may lawfully take by virtue hereof.

If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the Proxy holder with respect to any other matters as may properly come before the 2016 Annual Meeting. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS NO. 1, 2, 3 AND 4 AND “AGAINST” PROPOSAL NO. 5.

Unless properly revoked, this Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the 2016 Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

☒ Please mark vote as in this example

1.	The election of TPG Specialty Lending, Inc.’s (“TSLX”) nominee, T. Kelley Millet, to serve as a director on the Company’s board of directors.

	FOR	WITHHOLD AUTHORITY
T. Kelley Millet	☐	☐

TSLX recommends a vote “FOR” the election of T. Kelley Millet.

2.	The Company’s proposal to amend TICC’s Bylaws to implement a majority vote standard for the election of directors in uncontested elections.

FOR	AGAINST	ABSTAIN
☐	☐	☐

TSLX recommends a vote “FOR” Proposal No. 2.

3.	The proposal to ratify the appointment of PricewaterhouseCoopers LLP to serve as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2016.

FOR	AGAINST	ABSTAIN
☐	☐	☐

TSLX recommends a vote “FOR” Proposal No. 3.

4.	TSLX’s proposal to terminate the Investment Advisory Agreement, dated as of July 1, 2011, by and between the Company and TICC Management, LLC, as contemplated by Section 15(a) of the Investment Company Act of 1940, as amended.

FOR	AGAINST	ABSTAIN
☐	☐	☐

TSLX recommends a vote “FOR” Proposal No. 4.

5.	The proposal to approve the adjournment of the 2016 Annual Meeting, if necessary or appropriate, to solicit additional proxies.

FOR	AGAINST	ABSTAIN
☐	☐	☐

TSLX recommends a vote “AGAINST” Proposal No. 5.

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE 2016 ANNUAL MEETING.

DATED

(Signature)
(Signature, if held jointly)
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH THEY ARE SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.